As filed with the Securities and Exchange Commission on September 12, 1996
                                               Registration No. 333-1970

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                 Pre Effective Amendment No. 2 to FORM S-1

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                CANMAX INC.
           (Exact name of registrant as specified in its charter)

Wyoming                                                      75-2461665
(State of Incorporation)                   (I.R.S. Identification Number)
                             7872
     (Primary Standard Industrial Classification Code Number)


150 West Carpenter Freeway                            Philip M. Parsons
Irving, Texas  75039                         150 West Carpenter Freeway
(214) 541-1600                                     Irving, Texas  75039
(Address, and telephone number of                        (214) 541-1600
Registrant's Principal Executive           (Name, Address and telephone
Offices)                                    number, including area code,
                                            of agent for service)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1993 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No dealer, sales representative or other person has been authorized to give any information or to make any representations in conncetion with this offering other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell, or solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or a solicitation of, any person in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS

Available Information........................ 3
Prospectus Summary........................... 4
Risk Factors................................. 5
Use of Proceeds..............................11
Plan of Distribution.........................11
Market for Common Stock......................13
Selected Consolidated Financial Information..15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................17
Business.....................................28
Major Contracts..............................28
Marketplace and Strategy.....................30
Properties...................................35
Legal Proceedings............................35
Management...................................36
Summary Compensation Table...................38
Option Grants in Last Fiscal Year............40
Aggregated Option Exercises in Last Fiscal
  Year and Fiscal Year End Options...........40
Security Ownership of Certain Beneficial
  Owner, Directors and Management............43
Certain Relationships and Related
  Transactions...............................45
Description of Capital Stock.................46
Selling Stockholders.........................47
Indemnification..............................48
Index to Financial Statements...............F-1

                         364,670 Shares

                           CANMAX INC.

                          Common Stock

                           PROSPECTUS

                       September 12, 1996




                     364,670 Shares of Common Stock
PROSPECTUS
September 12, 1996

                               CANMAX INC.


     This Prospectus relates to 364,670 shares of Common Stock without par value of Canmax Inc. (the "Company") that may be offered and sold by the holders thereof named herein (the
"Selling Stockholders").

     The Selling Stockholders directly, through agents to be designated from time to time, or through dealers, may sell the shares from time to time in over the counter transactions, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "Plan of Distribution."

     None of the proceeds from the sale of the shares are to be received by the Company. The aggregate proceeds to the Selling Stockholders from the sale of the shares will be the selling price of the shares, less aggregate agents' commission, if any, and other expenses of issuance and distribution not borne by the Company. The Company will pay substantially all of the expenses of this offering (estimated to be $40,000) other than commissions and discounts paid to dealers or agents.

     The Company's Common Stock is quoted on the NASDAQ SmallCap Market tier of The Nasdaq Stock Market under the symbol "CNMX". On July 23, 1996 the last reported per share sale price of the Common Stock was $2.00. See "Market For the Common Stock."

Prospective investors should carefully consider the matters set forth under the caption "Risk Factors" beginning on page 6 hereof.

                    _________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSIONS NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                    _________________________________



                          AVAILABLE INFORMATION

The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees. In addition, such reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission as an exhibit to the Registration Statement.

                           PROSPECTUS SUMMARY

The following summary is qualified in  its entirety by the
more detailed information and the Consolidated Financial Statements, including notes thereto, appearing elsewhere in this Prospectus. Investors should carefully consider the information under "Risk Factors."

The Company

The Company develops and licenses proprietary computer applications software, sells ancillary hardware, and licenses certain third party software to operators of convenience stores and gas stations. It provides related development, customization and software enhancements to its customers. The Company also provides services such as installation of systems and integration, and provides a 24 hour per day, 365 day per year, help desk.

The Company's customers use the software and related products and services to automate retail accounting, point-of-sale, and information management. Customers typically pay a one-time license fee and annual fees for support and maintenance.
The Company was previously named "International Retail Systems Inc." On November 30, 1994 its name was changed to "Canmax Inc." The Company's principal executive offices are located at 150 West Carpenter Freeway, Irving, Texas 75039 and its
telephone number is (214) 541-1600. As used in this Prospectus, the terms "Company" and "Canmax" mean Canmax Inc. and each of its subsidiaries and predecessors unless otherwise indicated in the Prospectus.

The Offering

This Prospectus relates to 364,670 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders who acquired such shares for services, on exercise of warrants, and in a private placement between September 1994 and February 1995. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. In addition to other information in this Prospectus, Prospective investors should carefully consider matters discussed under "Risk Factors" before making an investment.

         SUMMARY OF SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (in thousands, except per share data)


                   Six Months
                   Ended
                   April 30                  Years Ended October 31
                 _____________     ________________________________________
                 1996     1995     1995     1994     1993     1992     1991
Consolidated
  Statements
  of
  Operations
  Data:

Net Revenues     $ 5,159  $ 3,263  $ 8,996  $ 9,675  $ 4,659  $ 2,224  $ 3,956

Net Loss            (554)  (3,095)  (3,734)  (6,042)  (1,142)  (1,992)    (762)

Net Loss per       (0.11)   (0.69)   (0.79)   (1.54)   (0.31)   (0.60)   (0.30)
Share

Balance Sheet
  Data:

Working
  Capital
  (Deficiency)   $ (628)  $ (572)  $ (469)  $   146  $   526  $ (748)  $   556

Total Assets      4,288    4,132    4,702     5,328    6,883   2,051     1,972

Non-current
  Liabilities       208      504      265     1,375      146      56        39

Shareholders'
  Equity          1,371    1,849    1,719     1,910    4,045     496       912


                              RISK FACTORS

In addition to the other information contained in this Prospectus including the Company's Consolidated Financial Statements and notes thereto, the following risk factors should be carefully considered before making an investment in the Common Stock.

Lack of Profitable Operating History

The Company has never been profitable on a full year basis and has an accumulated deficit of $21,863,218 as of April 30, 1996. Operating results for future periods are subject to numerous uncertainties and there can be no assurances that the Company will be able to achieve profitable operations in the future.

Liquidity and Potential Need for Additional Financing

At October 31, 1995, the Company has a net working capital deficiency of $468,653. During fiscal 1995, the Company used cash in operating activities of $1,529,593. The Company was able to maintain liquidity during fiscal 1995 primarily from:
1) the receipt of proceeds from the sale of common shares and exercise of stock options, 2) the conversion of certain EDS development obligations into shares of the Company's common stock, and 3) proceeds received from shareholder advances. At April 30, 1996, the Company had a net working capital deficiency of $627,931. During the six month period ended April 30, 1996, the Company used cash in operating activities of $199,353. The Company was able to maintain liquidity during the first and second quarter of 1996 primarily from net proceeds arising from the sale of stock through the exercise of stock options which provided cash of $208,940 during the second quarter of 1996.

There is an emerging preference by customers for systems, solutions and software that run under Microsoft Windows family of operating systems. To date, the Company has experienced only isolated instances of sales resistance for its current UNIX based systems; however, it is seen as critical to the future growth of the corporation that it develop a Windows based product. Work on a next generation Windows based product commenced in May of 1996 and is currently expected to be completed in the second calendar quarter of 1997. Completion of this project is dependent on the successful and timely completion of a key phase of work currently under negotiation with The Southland Corporation. Once the development is completed, the Company will be uniquely positioned in the market place and will offer both a Windows NT based and UNIX solution to its customers.

Management of the Company believes the development of the Windows based product in conjunction with The Southland Corporation will help ensure that the new product offering encompasses state of the art technology and industry best practices for the management of retail gas stations and convenience stores.

The majority of the Company's new product will be developed in conjunction with work currently under negotiation with The Southland Corporation. However, the Company will need to perform additional development that is not funded by work done for The Southland Corporation. Costs necessary to perform the additional development, to bring the new product to market, and provide for infrastructure improvements are estimated to be in the range of $3.0 - $5.0 million. The Company believes that it will be necessary to raise additional capital to complete development of its next generation product within the necessary window of opportunity and to provide vital marketing and other support services.

No financing arrangements have been entered into by the Company at this time; however, the Company is currently discussing financing arrangements with a number of institutions and is anticipating that it will be able to raise the necessary funds.
Any future  equity capital funding  would be dilutive.   There
can be no assurances that the Company will be able to obtain suitable financing.

During the third quarter of 1996, the Company received progress payments from The Southland Corporation for this project amounting to $1,437,000 to enable development to commence; however, no contract is in place as yet. Should the Company not be successful in concluding these negotiations on a timely basis and no further progress payments are received, the Company will require additional financing to continue as a going concern without restructuring operations. Should the Company successfully conclude negotiations with The Southland Corporation but is not able to raise additional capital financing, the Company could continue operations; however, product development plans would need to be reduced and the release of the Company's new Windows based product would also be delayed. Based on the Company's capital raising plan mentioned above and the anticipated successful negotiation of a new contract for The Southland Corporation project described above, Management believes that it will have adequate capital resources to continue operations into the foreseeable future; however, there can be no assurances that this will occur.

New Operating Environments

To date, the Company's primary software product (C-Serve) runs under MS-DOS and UNIX operating systems. There is an emerging preference by customers for systems, solutions and software that run under the Microsoft Windows family of operating systems.  To  date, the Company  has experienced  only isolated instances of sales resistance for its current UNIX based systems; however, it is seen as critical to the future growth of the corporation that it develop a Windows based product. Work on a next generation Windows based product commenced in May of 1996 and is currently expected to be completed in the second calendar quarter of 1997. Completion of this project is dependent on the successful and timely completion of a key phase of development work currently under negotiation with The Southland Corporation. Once the development is completed,

Management  believes   that  the   company  will   be  uniquely
positioned in the market place and will offer both a Windows NT based and UNIX solution to its customers.

Any failure of market acceptance or significant delay in the adoption of this new product or the Windows operating system by the marketplace could adversely affect the Company's ability to generate revenue from many of its future products.

The emergence of alternative technologies or the acceptance of new industry standards could render the Company's existing or future products obsolete or unmarketable.

Customer Concentration

The Company's operating results are dependent in part on existing contracts with certain significant customers.

In  particular,   the  Southland   Corporation  accounted   for
approximately 64%, 61%, 50% and 43% of the Company's revenues for the six months ended April 30, 1996 and in fiscal 1995, 1994 and 1993, respectively.

Further, EDS accounted for 4%, 10%, 38% and 0% of the Company's revenues for the six months ended April 30, 1996 and in fiscal
1995, 1994 and 1993, respectively.

Also, NCR (formerly AT&T Global Information Solutions Company) accounted for 31%, 12%, 0% and 0% of the Company's revenues for the six months ended April 30, 1996 and in fiscal 1995, 1994 and 1993, respectively.

There can be no assurance that these customers will continue to do business with the Company at historical levels or at all. If these customers or other material customers reduce or eliminate their business with the Company, the Company's business, financial and operating results would be materially and adversely affected.

Dependence On Single Industry

The Company's  product offerings  are intended  for the  retail petroleum and convenience store market. Petroleum retailers may experience reduced profitability and embark on major cutbacks in staffing and capital expenditures. These economic factors could result in delays in planned automation programs and reduced overall market demand for automation solutions.

Product Concentration

C-Serve is the Company's primary software product. The Company derived approximately 55% of its revenues in fiscal 1995 and 1994 from sales, installation, training and other services related to the C-Serve software product.

C-Serve and related enhancements and related services are expected to account for the majority of the Company's revenues in the near future. Because of this product concentration, a decline in demand for these products or services, as a result of competition or otherwise, would have a significant effect on the Company.

Undetected Defects

Although the Company has had significant experience in the installation and support of multi-site installations, any major product defects or weaknesses in C-Serve (its primary software product) becoming evident in a mass roll-out scenario involving thousands of sites could severely affect the profitability of the Company.

Future Products

The software industry in which the Company competes is characterized by frequent and rapid changes in technology and customer preference, new product introduction, short to moderate product life cycles and price competition. The Company's competitiveness depends on its ability to enhance its existing products and offer new products on a timely basis. The Company, having more limited resources than some of its competitors, must restrict its product development efforts. There can be no assurance that these efforts will be technologically successful, that any resulting products will achieve market acceptance or that the Company will elect to develop software products for the operating environments (generally viewed as encompassing a user interface, an operating system and the hardware platform on which they operate) that ultimately are accepted by the marketplace. In addition, the Company has experienced delays in the development and delivery of its products and may experience such delays in the future. Such delays could result in a loss of competitiveness of the Company's products and could adversely affect the Company.

Fluctuations in Operating Results

The Company's quarterly and annual results have been, and will continue to be affected by a wide variety of factors that in the past have had, and in the future could have, a material adverse effect on the Company's business, financial condition and operating results. Factors that could affect future operating results include, but are not limited to, the timing and size of new contracts, loss of existing contracts, competitive and pricing pressures, timing or delays in new product introductions by the Company or its competitors, timelines of the Company's and its competitors' responses to changing customer requirement, advances in technologies, seasonal revenue fluctuations and general economic conditions. Many of these factors are beyond the Company's control.

Dependence on Key Employees;  Limited Personnel Resources

The future success of the Company is substantially dependent on the continued service of existing members of management, namely the President and Chief Executive Officer, Roger D. Bryant and other key personnel namely the Vice President of Advanced Research, Ivor Flannery and on attracting and retaining additional qualified employees. Except as noted in the employee compensation and employee agreements section elsewhere in this Prospectus, none of the Company's employees has an agreement obligating them to remain in the employment of the Company, and the Company does not maintain key person life insurance on any officer or other employee. Attracting and retaining product design and development personnel has been, and is expected to continue to be, critical for the continued growth of the Company's human resources. The Company has experienced difficulty in locating and attracting qualified software engineers. Effective marketing and sales efforts also will be critical to the Company's ability to grow. The Company is seeking to strengthen its marketing and sales functions by continuing to expend significant efforts to identify and hire qualified personnel. Competition in attracting and retaining qualified personnel is extremely intense in the software industry, and the Company expects such competition to continue in the future. The Company also utilizes a help desk work force of semi-skilled employees. The current unemployment rate in the Dallas area is low and growth in demand for semi-skilled employees has increased competition for such employees. There can be no assurance that current employees will not leave the Company or that the Company will be able to attract or retain the technical, professional and management personnel which it will need, failure to do any of which could have a material adverse effect on the Company's business, financial condition and operating results.

Management of Expanded Operations

The  Company  has  experienced  periods  of  rapid  growth  and expansion, which have placed, and may continue to place, a significant strain on the Company's limited personnel and other resources. The Company's ability to manage its expanded operations effectively will require it to continue to improve its operational, financial and management systems and to successfully train, motivate and manage its employees. If the Company's management is unable to manage its expanded operations effectively, the Company's business, financial condition and operating results could be materially and adversely affected.

Intense Competition

The markets for the Company's products are extremely competitive, and the Company expects this competition to increase. In the retail petroleum and convenience market, the Company competes primarily with pump manufacturers, point of sale equipment manufacturers and specialized application software companies.

Many of the Company's current and prospective competitors have substantially greater financial, technical and marketing resources than the Company. The Company also anticipates that additional competitors may enter certain of the Company's markets, resulting in even greater competition. There can be no assurance that the Company will be able to compete with existing or new competitors. Increased competition could result in significant price reductions with negative effects upon the Company's gross margins and a loss of market share, which could materially and adversely affect the Company's business, financial condition and operating results.

Dependence on Intellectual Property;  Risks of Litigation

The Company regards its software as proprietary and attempts to protect it with copy rights, patents, trademarks, trade secret laws and restrictions on disclosure and transferring title. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. The Company has no patents and existing copyright laws afford only limited practical protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company's products are not physically copy protected.

Litigation may be necessary to protect the Company's intellectual property rights and trade secrets and to defend against claims of infringement or invalidity. Litigation could be expensive and time consuming, could divert management resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation.

International Marketing Efforts

The Company  intends to  expand its  marketing efforts  and its
product  offerings  to  Europe,  Asia,  and   South  America.
International  marketing   is  expensive   and  there   are  no
assurances that these efforts will result in sales.

Market Overhang; Possible Volatility of Stock

Because the sales of shares of Common Stock offered by this Prospectus will not be effected through an underwriter, there will be a substantial number of shares available for sale on the market at one time without any control over the timing or volume of sales by the Company or any third party. The Company cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of such available shares are attempted to be sold within a short period of time, the effect on the market may be negative. It is also doubtful whether or not the market for the Common Stock could absorb such a large number of shares in a short period of time, regardless of the price at which the same might be offered. Even if a substantial number of sales are not effected within a short period of time, the mere existence of this "market overhang" could have a negative effect on the market for the Common Stock and the Company's future ability to conduct any equity financing.

Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the Shares may not simultaneously engage in market making activities with respect to the Shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders.

EDS Option; Possible Dilutive Effect and Change of Control

Pursuant to  agreements entered  into between  the Company  and
Electronic Data Systems ("EDS"), EDS has invested  $4,861,659 into the  Company between  April 1993  and  October 1994.  (See
"Major Contracts" on page 28 in this prospectus.)

In connection with the agreements and in consideration , in part, for their investment in the Company, EDS was granted an option to purchase up to 25% of the Company's Common Stock. The exercise price of the option is not to be less than 75% of the then market value of the Common Stock at the time of exercise. The option expires April 22, 1998.

As of June 30, 1996, EDS owns 265,228 unregistered shares of common stock in the Company or 5.3% of the outstanding Common Stock. Such shares were received by EDS as consideration for settlement of obligations owed by the Company to EDS in fiscal 1993 and 1994. EDS's current ownership of 5.3% forms part of their option to purchase up to 25% of the outstanding Common Stock of the Company.

At this time, the Company is not aware of any plans by EDS to exercise its option. While the Company cannot foresee the impact on the stock price of a decision by EDS to exercise its option, it is possible that it would have a negative effect on the market for the Common Stock. This overhang may also negatively effect the ability of the Company to conduct future equity financing.

Further, should EDS exercise its option, it would become the major shareholder in the Company. Accordingly, it is possible that EDS would seek to participate in the management and control of the Company. The impact of such a decision by EDS on the Company is not possible to predict at this time.

                     USE OF PROCEEDS

All of the proceeds from the sales of the shares offered hereby will be received by the Selling Stockholders. The Company will not receive any proceeds from the sale of the shares of Common
Stock.

                  PLAN OF DISTRIBUTION

The Selling Stockholders may sell all or a portion of the Common Stock offered by this Prospectus from time to time (i) in the over-the-counter market, (ii) in negotiated transactions, or (iii) by a combination of the foregoing methods of sale at fixed prices which may be changed, at market prices prevailing at the time of sale or at prices related thereto or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through one or more broker-dealers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and /or the purchasers of the Common Stock for whom such broker-dealers may act as agents or to whom they may sell as principal, or both. The Company is not aware as of the date of this Prospectus of any agreements between any of the Selling Stockholders and any broker-dealers with respect to the sale of the shares offered by this Prospectus. The Selling Stockholders and any broker-dealer or other agent executing sell orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the 1933 Act. Such commissions received by a broker-dealer or agent may be in excess of customary compensation.

The Company will pay all of the costs, expenses and fees incident to the offering and sale of the shares to the public other than commissions and discounts of underwriters, broker-dealer, or agent.

As the Registration Statement will be maintained effective by the Company for an undetermined period of time, it will be necessary for the Company to supplement and amend the Registration Statement and the prospectus from time to time. Upon notice from the Company that any such supplement or amendment is necessary, a Selling Stockholder shall cease any effort to sell any shares of Common Stock offered for sale pursuant to the Registration Statement, and shall cause any selling agent to cease all sales efforts, and will not so sell any such shares of Common Stock until he has received the supplemental or amended prospectus and delivered a copy of the same to any prospective purchaser or broker effective any such sale, as required by law.

Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the Shares may not simultaneously engage in market making activities with respect to the Shares for a period, depending upon certain circumstances, of either two business days or nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders.

Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

In effecting the sale of the shares of Common Stock offered by this Prospectus, each of the Selling Stockholders must comply with Rule 10b-6 under the Securities Exchange Act of 1934, which requires that a Selling Stockholder, as well as any person who acts in concert with such Selling Stockholder and the broker, if any, who sells the shares on behalf of such Selling Stockholder, suspend all purchases of shares of Common Stock for a period depending on the circumstances of either two business days or nine business days prior to and during any offers and sales by such Selling Stockholder who is an affiliate of the Company, Rule 10b-6 also requires the Company and all persons who are in a control relationship with the Company to suspend all purchases of shares of the Company for a period depending on the circumstances of either two business days or nine business days prior to and during any offers and sales by the affiliate Selling Stockholder of the shares of Common Stock offered by this Prospectus.

MARKET FOR  THE  REGISTRANT'S  COMMON  STOCK AND  RELATED  STOCKHOLDER
MATTERS

The Company has only one kind and class of shares namely common stock without par value, which is traded on the NASDAQ SmallCap Market tier of the Nasdaq Stock Market. Each share ranks equally as to dividends, voting rights, participation in assets on winding-up and in all other respects. No shares have been or will be issued subject to call or assessment. There are no preemptive rights, provisions for redemption or purchase for either cancellation or surrender or provisions for sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the laws of the State of Wyoming.

The Company's common stock trades on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol CNMX. On November 25, 1995, the Company's common stock was granted a temporary exception to the Minimum Bid Price listing requirement and the Company's stock remained listed and traded under the symbol CNMXC.

At the time, the Company's stock had been trading below the minimum bid price of $1.00. Nasdaq granted the Company a temporary listing exception subject to the Company achieving a minimum bid price in excess of $1.00 on or before January 22, 1996. In order to meet the Nasdaq listing requirements, the Board of Directors of the Company approved a one-for-five reverse stock split effective December 21, 1995. From this date, the Company had a temporary new trading symbol of CNMCD, previously CNMXC. The Company's stock has traded in excess of the minimum bid price requirement since December 21, 1995.

On January 15, 1996, Nasdaq advised the Company that it was in compliance with all requirements necessary for continued listing on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market. Effective January 17, 1996, the Company's trading symbol reverted back to CNMX.

While the Company anticipates meeting Nasdaq listing requirements in the future, there can be no assurances that the Company will continue to comply with the listing requirements.

Pursuant to the amended April 22, 1993 agreements with EDS, the Company has granted EDS an option to purchase common stock of the Company so that after the exercise EDS will hold up to 25% of the then outstanding stock. The option is exercisable any time from April 22, 1994 to April 22, 1998. The price is 75% of the then market value of the Company's stock determined as the average of the mean between the bid and the asked price per share as reported by a nationally accepted over-the-counter market for each of the sixty trading days prior to EDS' notice to exercise the option. The exercise price will be reduced by $4,861,659, provided under the amended EDS agreements, less royalties paid by the Company to EDS.

The Company has not paid dividends and has no near-term plans to pay dividends. The table below shows the high and low prices of the Company's common stock as reported by NASDAQ for each quarter during the past two years.

Fiscal 1996                         High (1)         Low (1)

  Quarter Ended April 30, 1996      $  4.75          $  2.50
  Quarter Ended January 31, 1996    $  4.75          $  2.13

Fiscal 1995
  Quarter Ended October 31, 1995    $  5.94          $  2.19
  Quarter Ended July 31, 1995       $  7.80          $  3.30
  Quarter Ended April 30, 1995      $  6.90          $  3.45
  Quarter Ended January 31, 1995    $  8.75          $  4.40

Fiscal 1994
  Quarter Ended October 31, 1994    $ 10.00          $  5.00
  Quarter Ended July 31, 1994       $ 16.25          $ 10.00
  Quarter Ended April 30, 1994      $ 18.75          $ 13.10
  Quarter Ended January 31, 1994    $ 19.75          $ 15.50

There were approximately 568 registered stockholders as at June 30, 1996.

  (1) All per share amounts have been retroactively adjusted to reflect a one-for-five reverse stock split of the Company's Common Stock, effective December 21, 1995.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations data presented below for the three years in the period ended October 31, 1995, and the consolidated balance sheet data as of October 31, 1995 and 1994, have been derived from audited consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, and included herein. The statements of operations data for the years ended October 31, 1992 and 1991 and the balance sheet data as of October 31, 1993, 1992 and 1991 have been derived from the Company's consolidated financial statements which have also been audited by Ernst & Young LLP, independent auditors. The consolidated financial data for the six months ended April 30, 1996 and 1995 have been derived from unaudited consolidated financial statements. In the opinion of Management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and results of operations for the periods. The operating results for the six months ended April 30, 1996 may not be indicative of the results that may be expected in future periods. The selected financial information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

Consolidated Statements of Operations Data:

                 Six Months
                   Ended
                  April 30               Year Ended October 31

              1996        1995        1995        1994        1993        1992        1991
Revenues      $5,158,888  $3,262,805  $8,996,087  $9,674,595  $4,659,029  $2,224,185  $3,956,216

Cost of
software
licenses,
and product
revenues       1,106,411     369,300   2,143,721   1,585,233     747,295     632,693   1,024,160

Cost of
development
revenues         933,064     982,312   1,896,725     877,426     578,141           -           -

Development
expenses         672,781   1,600,886   2,267,725   2,432,040   1,134,744           -           -

Other
operating
expenses       2,982,148   2,256,346   6,372,627   6,628,433   3,312,327   3,577,981   3,478,054

Interest
expense           18,632      12,395      50,425      66,345      28,812       5,634     216,070

Writedown of
capitalized
software               -           -           -   4,127,232           -           -           -

Net loss        (554,148) (3,095,258) (3,734,450) (6,042,114) (1,142,290) (1,992,123)   (762,068)

Net loss
per share(1)        (.11)       (.69)       (.79)      (1.54)       (.31)       (.60)       (.30)

(1) All per share amounts have been retroactively adjusted to reflect a one-for-five reverse stock split of the Company's Common Stock, effective
     December 21, 1995.

Consolidated Balance Sheet  Data:

               As of
               April 30                  As of October 31
               ____________________     ________________________________________________________
               1996        1995         1995       1994        1993        1992        1991
Total
Assets         $4,288,415  $4,131,803  $4,701,902  $5,327,798  $6,882,954  $2,050,914  $1,971,897

Working
Capital
(Deficiency)     (627,931)   (571,795)   (468,653)    146,029     525,958    (747,871)    555,657

Non-
Current
Liabilities       208,013     504,646     265,015   1,374,556     146,296      55,505      39,094

Shareholders'
Equity          1,371,015   1,848,639   1,718,672   1,909,905   4,044,761     496,394     911,998

(1) All per share amounts have been retroactively adjusted to reflect a one-for-five reverse stock split of the Company's Common Stock, effective
     December 21, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General
The Company generates its revenues primarily through three sources:

  i)    licensing its sophisticated software systems and selling or
        licensing  ancillary  hardware  and   third  party  software
        to operators of petroleum retail and convenience stores;

  ii) providing related development, customization and enhancement to its customers, and

  iii) providing maintenance by way of 24 hour per day, 365 day per year help desk, and other services.

Results of Operations

The following table sets forth certain financial data as a percentage of total net revenues and the percentage change for the periods indicated.

                                                                  Percentage Increase
                                                                       (Decrease)
                     Six                                          Six
                     Months                                       Months      Year
Percentage of        Ended                                        Ended       Ended
Total Revenues       April 30          Year Ended October 31      April 31    October 31

                                                                   1996        1995    1994
                                                                    vs          vs      vs
                     1996     1995    1995     1994      1993      1995        1994    1993
Revenue:

Software licenses
and product
revenue              27.4%    20.6%   34.8%   50.7%      31.1%     109.8%      (36.2%)  238.4%

Development          44.7     47.6    42.2    41.5       57.6       48.6         5.3     49.6

Service
agreements           27.9     31.8    23.0     7.8       11.3       38.8        72.4     43.5

                    100.0    100.0   100.0   100.0      100.0       58.1        (7.0)   107.7


Costs and expenses:

Cost of software
licenses, product
revenues and
development
revenues             39.5     41.4    44.9    25.5       28.4       51.0        64.1     85.8

Product
Development          13.1     49.1    25.2    25.1       24.3      (58.0)        6.8    114.3

Customer Service     20.0     34.9    24.1    20.9       19.1       (9.4)        6.9    128.0

Administration
and general          21.9     44.7    30.2    20.8       24.7      (22.5)       35.2     75.1

Sales and
Marketing             7.0     10.9     7.1    13.7       19.7        2.3       (51.9)    44.7

Depreciation and
amortization          8.9     13.6     9.4    13.1        7.7        3.6       (33.0)   251.9

Interest and
financing costs       0.4      0.4     0.6     0.7        0.6       50.3       (24.0)   130.3

Writedown of
capitalized
software                -        -       -    42.6          -          -      (100.0)       -
                    110.7    195.0   141.5   162.4      124.5

Net Loss            (10.7%)  (95.0%) (41.5%) (62.4%)    (24.5%)    (82.1%)     (38.2%)   428.9%

Results of Operations - Quarter ended April 30, 1996 and six months ended April 30, 1996 Compared to the Quarter ended April 30, 1995 and six months ended April 30, 1995

Revenue

During the second quarter of 1996, the Company had revenues of $2,090,886, an increase of $454,212 or 27.8% over the second quarter of 1995. For the six months ended April 30, 1996 the Company had revenues of $5,158,888, an increase of $1,896,083 or 58.1% over the comparable period in 1995. The improvement in revenue is a result of moderate growth in software revenues from the Company's proprietary software product C-Serve, significant growth in hardware sales and development revenue as the Company completed its current contract for the sale of hardware components to The Southland Corporation and as a result of the provision of additional development services to The Southland Corporation.

Software, hardware, and product license revenue for the second quarter of 1996 was $283,363, a decrease of $30,589 or 9.7% over the second quarter of 1995. The decline is due to a reduction in revenue from the Company's proprietary software product C-Serve over the same period in 1995 arising from a reduction in the number of new systems sold, offset by an increase in revenue from the sale of hardware components produced by the company. Software, hardware, and product license revenue declined 75.0% from the first quarter of 1996 primarily due to the completion during the first quarter of 1996 of the Company's current contract for the sale of hardware components to The Southland Corporation.

For the six months ended April 30, 1996 the Company had software, hardware, and product license revenue of $1,415,598, an increase of 109.8% over the comparable period in 1995. This increase was primarily due to the sale of hardware components to The Southland Corporation and other customers during 1996 which did not occur during the comparable period in 1995.

Development revenue for the second quarter of 1996 was $1,036,611, an increase of $406,383 or 64.5% over the second quarter of 1995. While development revenue from the base contract with The Southland Corporation declined in accordance with the terms of the contract compared with the same period in 1995, the Company recognized additional development revenue of $ 570,748 for work associated with a contract between the Company and NCR to develop a point of sale system for The Southland Corporation. No such revenue was recorded in 1995. The additional project for The Southland Corporation is due to conclude during the third quarter of 1996. The Company is currently negotiating another new contract with NCR and The Southland
Corporation to provide development services. Development revenue declined 18.3% from the first quarter of 1996 due to the decline in revenue from the work associated with a contract between the Company and NCR to develop a point of sale system for The Southland Corporation in accordance with the terms of the agreement as the contract nears completion.

For the six months ended April 30, 1996, the Company had development revenue of $2,305,422, an increase of $753,516 or 48.6% over the comparable period in 1995. The increase is due to the factors noted above.

Service agreements revenue for the second quarter of 1996 was $770,912, an increase of $78,418 or 11.3% over the second quarter of 1995. This improvement resulted from an increase in revenue from 24 hour/ 7 day a week help desk services reflecting an increase in the number of sites supported from 2660 at April 30, 1995 to 5834 as of April 30, 1996. While the number of sites supported more than doubled, revenue increased at a lower rate due to the structure of the support contract with The Southland Corporation which provided for a minimum payment until a certain volume of support calls was achieved. In addition, the Company recorded service revenue of $168,545 for work associated with an agreement between the Company and NCR in relation to the development of a point of sale system for The Southland Corporation. No such revenue was recorded in 1995.

For the six months ended April 30, 1996, the Company recorded service agreement revenue of $1,437,868, an increase of $401,846 or 38.8% over the comparable period in 1995. This improvement results from an increase in revenue from the 24 hour/ 7 day a week help desk which increased to $897,200 for the six months ended April 30. This change resulted from an increase in the number of sites supported from 2660 as at April 30, 1995 to 5834 as at April 30, 1996. Further, the Company recorded $400,003 in services revenue for the six months ended April 30, 1996 for work associated with an agreement between the Company and NCR in relation to the development of a point of sale system for The Southland Corporation. No such revenue was recorded in 1995.

Gross Margin

Gross margin, as a percentage of software, hardware, product licenses and development revenue was 32.8% for the second quarter of 1996 compared with 35.0% for the same period in 1995. This decrease in gross margin is due to the following.

Gross margin on software sales was 60.7% for the second quarter of 1996 compared with 63.3% for the same period in 1995. The slight decline is due to reduced levels of sales of the Company's high margin proprietary software C-Serve as a result of reduced demand for the product during the reporting period. Gross margin on hardware sales was 41.3% for the second quarter of 1996 compared with 57.0% for the second quarter of 1995. The decline in margin resulted from a change in the mix of hardware components sold. Compared to the second quarter of 1995, sales of higher margin third party components declined while sales of a lower margin product manufactured by the
Company increased in line with customer orders. Included in cost of revenues for software, hardware, and product licenses for the second quarter of 1996 is a one time writedown of $105,763 for software inventory that the Company determined was necessary due to the limited likelihood of future sales of that item. Further, also included in cost of revenues for software, hardware and product licenses for the second quarter of 1996 is a one time writedown of inventory to net realizable value of $111,860 that the Company determined was required.

These charges totaling $217,623 resulted in the negative margin on software, hardware and product license revenue in the second quarter of 1996.

For the six months ended April 30, 1996 the gross margin on software sales was 77.0% compared with 76.0% for the same period in 1995. For the six months ended April 30, 1996 the gross margin on hardware sales was 31.9% compared with 58.4% for the same period in 1995. As noted above, mix changes in products sold, driven by customer orders, accounted for the decline, and as previously discussed, gross margins on software, hardware and product license revenue were negatively impacted by the $217,623 writedown recorded in the second quarter of 1996.

Gross margin for development for the second quarter of 1996 was 50.9% compared with 26.5% for the same period in 1995. For the six months ended April 30, 1996 the gross margin on development was 59.5% compared with 36.7% for the same period in 1995. The overall improvement for the three month period and six month period ended April 30, 1996 compared with the same periods in 1995 is a result of improved profit margins on development projects mentioned above. The gross margin declined from the first quarter of 1996 from 66.5% to 50.9% as a result of the need to utilize more costly contractors to complete certain projects on time during the second quarter.

Customer service costs for the second quarter of 1996 decreased 11.7% compared with the same period in 1995, despite an increase in 24 hour/ 7 day a week help desk revenue. For the six months ended April 30, 1996, customer service costs declined 9.4% compared with the same period in 1995. In both cases, the decline in costs is due to lower operating costs for the service arising from increased efficiencies and lower overall expenditure levels.

Expenses

Product development costs declined from $785,029 for the second quarter of 1995 to $356,106 for the second quarter of 1996, a decrease of 54.6%. The reduction is due to the following:

   - A reduction in investment in product development funded by the Company and
   - A significant increase in funded development projects which resulted in development expenditure being included in cost of revenues.

For the six months ended April 30, 1996 product development costs declined from $1,600,886 for the same period in 1995 to $672,781, a reduction of 58.0%. The reduction is due to the reasons noted above and due to the capitalization of software development costs amounting to $128,874 relating to a new credit card processing network interface the company developed during the first quarter of 1996.

Selling and administrative expenses declined 23.2% for the second quarter of 1996 compared with the second quarter of 1995 and declined 13.1% for the six months ended April 30, 1996 compared with the same period in 1995. These cost reductions are a result of lower expenditure levels and cost savings arising from the reduction in staffing levels and improved supply contracts for certain services.

As a result of the foregoing, the Company incurred a net loss of $721,839, or a net loss of $0.15 per share for the second quarter of 1996, as compared to a net loss of $1,710,687 or a net loss of $0.37 per share for the second quarter of 1995.

For the six months ended April 30, 1996, the Company incurred a net loss of $554,148 or a net loss of $0.11 per share, as compared to a net loss of $3,095,258, or a net loss of $0.69 per share for the comparable period in 1995.

Liquidity and Sources of Capital

At April 30, 1996, the Company has a net working capital deficiency of $627,931. During the six months ended April 30, 1996, the Company used cash in operating activities of $199,353. The Company was able to maintain liquidity during the first and second quarter of 1996 primarily from net proceeds arising from the sale of the stock from the exercise of stock options which provided cash of $208,940 during the second quarter of 1996.

There is an emerging preference by customers for systems, solutions and software that run under Microsoft Windows family of operating systems. To date, the Company has experienced only isolated instances of sales resistance for its current UNIX based systems; however, it is seen as critical to the future growth of the corporation that it develop a Windows based product. Work on a next generation Windows based product commenced in May of 1996 and is currently expected to be completed in the second calendar quarter of 1997. Completion of this project is dependent on the successful and timely completion of a key phase of work currently under negotiation with The Southland Corporation. Once the development is completed, the company will be uniquely positioned in the market place and will offer both a Windows NT based and UNIX solution to its customers.

Management of the Company believes the development of the Windows based product in conjunction with The Southland Corporation should ensure that the new product offering encompasses state of the art technology and industry best practices for the management of retail gas stations and convenience stores.

The majority of the Company's new product will be developed in conjunction with work currently under negotiation with The Southland Corporation. However, the Company will need to perform additional development effort that is not funded by work done for The Southland Corporation. Costs necessary to perform the additional development to bring the new product to market and provide for infrastructure improvements are estimated to be in the range of $3.0 - $5.0 million. The Company believes that it will be necessary to raise additional capital to complete development of its next generation product within the necessary window of opportunity and to provide vital marketing and other support services.

No financing arrangements have been entered into by the Company at this time, however the Company is currently discussing financing arrangements with a number of institutions and is anticipating that it will be able to raise the necessary funds. Any future equity capital funding would be dilutive. There can be no assurances that the Company will be able to obtain suitable financing.

During the third quarter of 1996, the Company received progress payments from The Southland Corporation for this project amounting to $1,437,000 to enable development to commence; however, no contract is in place as yet. Should the Company not be successful in concluding the negotiations with The Southland Corporation on a timely basis and no further progress payments are received, the Company will require
additional  financing  to   continue  as   a  going   concern  without
restructuring  its  operations.  Restructuring   plans  would  include
reducing expenditures through reducing staff levels and eliminating or
reducing services currently  provided to  existing customers.   Should
the Company successfully conclude negotiations with The Southland Corporation but is not able to raise additional capital financing, the Company could continue operations; however, product development plans would need to be reduced and the release of the Company's new Windows based product would also be delayed. Based on the Company's capital
raising  plan   discussed  above   and   the  anticipated   successful
negotiation of a new contract for The Southland Corporation project described above, Management believes that it will have adequate capital resources to continue operations into the foreseeable future; however there can be no assurances that this will occur.

Results of Operations - 1995 versus 1994

Summary

For the year ended October 31, 1995, the Company incurred a net loss of $3,734,450 or $0.79 cents per share compared to a net loss of $6,042,144 for the year ended October 31, 1994 or $1.54 cents per share.

Of the loss for the year, $3,095,258 or 82.9% was incurred in the first half of the year as the Company continued to invest significantly in bidding for potential new business and as a result of reduced revenues due to delays in the rollout schedule for The Southland Corporation and installation delays for the Army and Air Force Exchange (AAFES). Revenues for the first half of fiscal 1995 were 10.7% below the same period in 1994 and expenses were up 37.8% over the comparable period.

In June of 1995, the Company took actions to reduce expenditures and focus on operational stability and revenue improvement as part of a 5 step plan for restructuring the Company. The Plan, completed in January of 1996, included:

 - Replacing several senior management positions including the Chief Financial Officer, Vice President of Development, Chief Operations
   Officer and Vice President of Marketing. Further,    the    former
   President and Chief Executive Officer was replaced by Mr. Roger Bryant on November 15, 1994.

 - Modifying the composition of the Board of Directors to comprise 4 outside members and 3 inside members

 - Improving productivity through process improvement.

 - Implementing a restructuring of operations in June 1995 to reduce expenditure levels through lower staff numbers and strong cost
   containment.  These cost reductions contributed     towards       the
   improvement in cash flows experienced by the Company during the second half of 1995. Improved cash flow during the second half of 1995 contributed to the reduction in liabilities and an overall strengthening of the balance sheet during the second half of 1995.

Revenue for the fourth quarter was $3,141,786, up 34.2% over the same period last year on an operating basis, adjusting for a one time sale of licenses to EDS (for future use) for $1,810,670 in the prior year. Revenue growth was attributed to a strong demand for software and help desk services and continued demand for licenses. Operating expenses for the fourth quarter of fiscal 1995 were down 39.2% over the same period in 1994 and the Company reported a net profit of $111,922 for the quarter resulting from revenue growth and significantly reduced costs.

Management does not consider that inflation had a significant impact on the Company's operations to date, nor is it expected to have an impact next year.

Revenues

Revenues for fiscal 1995 declined 7.0% from $9,674,595 to $8,996,087 for fiscal 1994.

Revenue from software sales declined from $2,927,307 in fiscal 1994 to $1,385,137 in fiscal 1995. Fiscal 1994 software revenue included one time sales of the company's proprietary software C-Serve, to EDS and AAFES amounting to $2,082,700. During fiscal 1995, the company and EDS installed only 4 of the 788 licenses, and EDS continues to hold 784 licenses for future use. Excluding these sales, software revenues increased from $844,607 in fiscal 1994 to $1,388,137 in fiscal 1995 as a result of increased sales of third party software to The Southland Corporation for installation in their 7-Eleven stores under the five year agreement with the Company.

Revenue from hardware and component parts declined by 3% from $1,975,805 in fiscal 1994 to $1,742,298 in fiscal 1995. The Company continued to sell hardware and components to The Southland Corporation for use in their 7-Eleven store as part of the five year agreement with the Company.

Service agreement revenue increased 172% from $758,963 in fiscal 1994 to $2,067,444 in fiscal 1995. This increase resulted from installation services provided to AAFES during the year where the Company installed its proprietary C-Serve software in some 68 locations during the year and from an increase in the number of installed sites supported by the Company's 24 hour / 7 day help desk. The number of supported locations increased from 1747 at October 31, 1994 to 3654 at October 31, 1995. Of the increase of 1907 locations, AAFES accounted for 68 to bring their total supported sites to 82 at October 31, 1995 and The Southland Corporation which increased from 1166 to 2951 at October 31, 1995 as the Company continued to rollout and install the system developed for The Southland Corporation under the five year agreement with the Company. The Company continued to support 411 ARCO locations at October 31, 1995, up from 391 at October 31, 1994.

Development revenue declined from $4,012,520 in fiscal 1994 to $3,801,208 in fiscal 1995, or 5.3%. The decline is a result of the reduction in joint development work on business opportunities for major oil companies with EDS, compared with fiscal 1994. Of the revenue for fiscal 1995, approximately 60%, is attributable to work performed for The Southland corporation as part of the five year agreement and under a contract with NCR to develop a point-of-sale system for the 7-Eleven stores.

Gross Margin

Gross Margin, as a percentage of software, hardware, product license and development revenue, decreased from 72.4% in fiscal 1994 to 41.7% in fiscal 1995. Gross Margin on software sales declined from 75.2% in fiscal 1994 to 32.1% in fiscal 1995 as a result of low margin third party software products sold to The Southland Corporation under the terms of the five year agreement with the Company and due to significantly lower sales of the Company's proprietary software C-Serve. Gross margin on hardware sales declined from 58.9% to 27.9% as a result of low margins on sales on components to The Southland Corporation and inventory adjustments. Cost of revenue for development revenue declined from 78.1% to 50.1% as a result of an increase in direct expenses attributable to development revenue. The additional costs arose as a result of a change in the mix of staff working on the projects. During the year ended October 31, 1995 the Company had a larger percentage of contractors employed on development projects than in the prior year compared to the number of full-time employees. Contractors can be up to two or three times more expensive than employees.

Expenses

Customer service expenses increased 6.9% in fiscal 1995 from $2,024,837 to $2,165,145. Costs were essentially maintained flat compared to prior year despite a 172.4% increase in revenue, without any reduction in support levels or customer satisfaction. The company commenced the 1995 fiscal year with sufficient resources to support the revenue growth.

During fiscal 1995, the Company spent $2,267,039 on product development, or 6.8% less than fiscal 1994. However, during fiscal 1994, the Company wrote off $4,127,232 of software development costs which was initially capitalized and subsequently written off in October, 1994 because of uncertainty of future revenue in the near term. Expenditure on such activities in fiscal 1995 was significantly reduced, and the Company did not capitalize any development costs in fiscal 1995.

Administration and general expenses increased 35,2% in fiscal 1995 from $2,012,286 to $2,721,483 predominately as a result of expenditure and expansion in the first half of fiscal 1995. In the second half of 1995, administration and general expenses were lower than the comparable period in 1994 primarily as a result of cost reduction through lower staff numbers and expenditure control.

Sales and marketing costs decreased 51.9% in fiscal 1995 from $1,323,718 to $636,748. The reduction was a result of a reduction in the number of staff members and other cost reductions resulting from a refocus of activities from large contracts to smaller, less time consuming and less expensive contracts.

Depreciation and amortization decreased from $1,267,592 in fiscal 1994 to $849,251 in fiscal 1995, a reduction of 33%. The reduction is due to the effect of writing down previously capitalized software development costs in fiscal 1994.

For the year ended October 31, 1995, the Company incurred a net loss of $3,734,450 or a net loss of $0.79 per share, as compared to a net loss of $6,042,114 or a net loss of $1.54 per share for the year ended October 31, 1994.

Results of Operations - 1994 Versus 1993

Summary

For the year ended October 31, 1994, the Company incurred a net loss of $6,042,114 or $1.54 per share compared to a net loss of $1,142,290 or $0.31 per share for the year ended October 31, 1993. A significant component of the loss for the year was a charge of $4,127,232 or $1.05 per share related to a writedown of capitalized software to net realizable value.

Revenues

Total revenues for the year increased 108% from $4,659,029 in fiscal 1993 to $9,674,595 in fiscal 1994.

Revenue from software sales increased 568% from $438,555 in fiscal 1993 to $2,927,307 in fiscal 1994. Major sales of the Company's proprietary software "C-Serve" licenses and increased sales of third party products accounted for the increase. Specifically 788 C-Serve licenses were sold to EDS for $1,810,670 and 300 licenses sold to AAFES for $270,300 in fiscal 1994. Sales of third party software increased significantly in fiscal 1994 from $89,592 in fiscal 1993 to $649,979. The majority of this software was sold to The Southland Corporation for installation in their 7-Eleven locations under the five year contract the Company has with the Company.

Revenue from hardware and component parts increased from $735,727 in fiscal 1993 to $1,727,865 in fiscal 1994. The majority of the increase resulted from sales to The Southland Corporation of hardware and components for use in their 7-Eleven stores as part of the systems development being undertaken by the Company under the five year agreement.

Service agreement revenue increased 44% from $528,743 to $758,963. The majority of the increase resulted from an increase in the number of installed sites supported by the Company's 24 hour / 7 day a week help desk which rose from 545 at October 31, 1993 to 1747 at October 31, 1994. The increase resulted from the installation of systems developed by the Company for The Southland Corporation and installed during the year. The number of SLC locations supported increased from 2 at October 31, 1993 to 1166 at October 31, 1994.

Software development revenue increased 50% from $2,681,553 in fiscal 1993 to $4,012,520 in fiscal 1994. Of the revenue for fiscal 1994, the Company received approximately 15% from EDS for development work performed for EDS to build systems to bid and compete for major new business contracts. A further 22% of the revenue is attributable to development performed for The Southland Corporation under the five year agreement.

Gross Margin

Gross margin, as a percentage of software, hardware, product license and development revenue, improved from 67.9% in fiscal 1993 to 72.4% in fiscal 1994. Gross margin on software sales declined from 85.2% in fiscal 1993 to 75.2% in fiscal 1994 as a result of low margin products sold to The Southland Corporation in fiscal 1994, under the terms of their five year agreement with the Company. Gross margin on hardware sales improved from 49.4% in fiscal 1993 to 58.9% in fiscal 1994 as a result of an increase in sales of component parts sold to The Southland Corporation which despite having a lower than normal margin, comprised the majority of the sales mix for the year. The gross margin on development revenues remained relatively constant at 78.1% for fiscal 1994 compared with 78.4% in fiscal 1993.

Product development expense increased from $1,134,744 in fiscal 1993 to $2,432,040 in fiscal 1994, an increase of 114%. In addition, the Company spent $3,522,948 in software development which was initially capitalized, for a total product development cost of $5,954,988. The increase in development expenditure is related to:

        - customization and enhancements performed at EDS's request to enable EDS jointly with the Company to compete for contracts with major oil companies. During 1994, under the joint agreements signed with EDS, the Company and EDS identified a number of opportunities for sale of the Company's products; however, modification of the software was required which involved additional development effort, compared with 1993.
        - during 1994, the Company enhanced its products and allocated additional resources to these enhancements, particularly for the Vista and Viewpoint products.

Customer service expense increased 128% from $887,995 in fiscal 1993 to $2,024,837 in fiscal 1994. The increase is largely attributable to higher staffing levels which increased from 30 at October 31, 1993 to 46 at October 31, 1994, in order to support the rollout of systems to The Southland Corporation's 7-Eleven stores.

Expenses

Administration and general expense increased 75% from $1,149,294 in fiscal 1993 to $2,012,286 in 1994. The increase was caused by increased staffing and the costs associated with registering the Company's stock with the SEC and obtaining a listing on the NASDAQ SmallCap Market.

Sales and marketing expense increased 45% from $914,815 in  fiscal 1993
to $1,323,718 in  fiscal 1994.   The increase was  caused by  increased
staffing and a commitment to EDS for joint marketing.

Depreciation and amortization increased 252% from $360,223 in fiscal 1993 to $1,267,592 in fiscal 1994. The increase is due to the increase in capitalized software prior to writedown.

Writedown of Capitalized Software

The Company regularly evaluates the carrying value of capitalized software costs in accordance with FASB 86. At October 31, 1994 the Company reviewed the value of its capitalized software and determined that there was some uncertainty associated with future revenue opportunities in the near term from certain products. Accordingly, capitalized software was written down by $4,127,232 to a carrying value of $813,387.

The write-down of capitalized software projects during the fourth quarter of Fiscal 1994 consisted primarily of two projects - EDS
Development Projects ($1.5 million) and Remote Store Management ($2.0 million).

EDS Development Projects

During fiscal 1994, the Company entered into a Joint Marketing Agreement (JMA) with EDS whereby the Company's core product offering, C-Serve, would be jointly marketed by EDS and the Company to the retail petroleum and convenience store industry. C-Serve is a sophisticated point of sale system developed by the Company specifically for the use in gas stations and convenience stores. Prospective customers approached by EDS and the Company often requested modifications and enhancements to the base C-Serve product which required development efforts to be undertaken. The Company elected to undertake the development for four of these potential customers in 1994 as it was believed by management of the Company that the enhancements, in addition to solving the particular customers needs, had broad market application to its target customer base. The Company's intention was that once development was completed, the enhancements would become further options available on the base C-Serve product and thus the costs capitalized would be recovered from the Company's estimate of sales for the base C-Serve product. EDS agreed to fund a portion of the development costs. An agreement was reached whereby EDS would fund 50% of the jointly incurred product development costs. This arrangement has been disclosed in Note 3 to Notes to Consolidated Financial Statements. The Company capitalized its portion of development costs incurred based upon FASB 86 criteria during 1994 on each of these EDS development projects. As development on these projects progressed during fiscal 1994, it became apparent to management of the Company that specific orders from these customers and orders from other customers would not materialize. Thus, management concluded in the fourth quarter of fiscal 1994 that the EDS development projects should be written off.

RSMS - Remote Store Management System

The remote store management system (RSMS) was originally conceived as a corporate headquarters system to remotely access C-Serve locations. The company had determined that this type of system was required to service the emerging and long term needs of the industry and its customers. The Company believed that the future success of C-Serve and future sales opportunities required the completion of this product.

The RSMS system was to be implemented in a client server environment and development was planned in two phases. Version one would support the ability to set up store parameters at the corporate headquarters and down load these to the remote location. Further, sales information and other pertinent information collected at the store level could be uploaded to the corporate headquarters for consolidation, accounting and reporting purposes. Version two would include the functionality to support corporate merchandise price books.

The Company entered into a contract with The Southland Corporation during 1993 and the RSMS project was expanded to include the requirements for The Southland Corporation. The requirements for The Southland Corporation were to be incorporated into the RSMS design. In mid 1994, The Southland Corporation amended their requirements to specifically exclude a client server application.

For the year ended October 31, 1994 the Company reviewed the RSMS product and concluded that the project had diverged significantly from its original design and was now specific to the requirements of The Southland Corporation. Further, there was an emerging requirement from the industry which reversed the trends identified at the commencement of the project, such that price book management was now more important than two way data interchange. Consequently, management of the Company concluded during the fourth quarter of Fiscal 1994 that the product had limited or no application for customers and accordingly the unamortized capitalized costs of the software was written down to its net realizable value of $0.

Impact of Recently Issued Accounting Standards

In October 1995 the Financial Accounting Standards Board issued SFAS No. 123., "Accounting For Stock - Based Compensation". The Company is currently evaluating the impact that SFAS No. 123 will have on its financial statements. Based upon the Company's review of the new pronouncement, management does not expect any significant impact on the Company's Financial Statements other than expanded disclosures which will result when adoption of the new pronouncement occurs in fiscal 1996.

The above statements discussed in this Form S-1 include forward-looking statements that involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, the successful negotiation of new business, and the timely funding of customers' projects, and other risks detailed from time to time in the Company's SEC reports.

                            Business

Canmax Inc. (hereinafter referred to as the "Company") was incorporated on July 10, 1986 under the name 311824 B.C. Ltd. under the Company Act of the Province of British Columbia, Canada. The Company changed its name to International Retail Systems Inc. on August 13, 1986. On August 7, 1992, the Company renounced its original province of incorporation and incorporated under the laws of the State of Wyoming. The Company was listed on the NASDAQ SmallCap Market on February 10, 1994, and trades under the symbol: CNMX. On November 30, 1994, the Company changed its name to Canmax Inc.

The principal executive offices of the Company are located at 150 West Carpenter Freeway, Irving, Texas 75039, and its telephone number is
(214) 541-1600.

The Company develops and licenses sophisticated software systems, sells ancillary hardware, and licenses certain third party software to operators of convenience stores and gas stations. It provides related development, customization and software enhancements to its customers. The Company also provides services such as integration, installation and training, and provides a 24 hour per day, 365 day per year, help desk.

Major Contracts

EDS

In April 1993, the Company and Electronic Data Systems Corporation ("EDS") signed agreements which provide for the Company and EDS to jointly market the Company's products and services and provided EDS with an option to purchase up to 25% of the Company's Common Stock. These agreements were amended in October 1994 and will expire April 22, 1998.

Under the amended agreements, EDS will exclusively market the Company's products to the retail petroleum industry. The Company will offer EDS, on a customer-by-customer basis, an opportunity to market its services to the Company's customers and prospective customers.

Pursuant to the amended agreements, the Company received $2,600,000 in cash from EDS of which $2,000,000 was used to enhance the Company's products, $500,000 was used for marketing expenses, and $100,000 was received as consideration for a software license granted to EDS. EDS also provided $2,000,000 in services (measured by reference to EDS cost or where cost was not available, at a 25% discount to EDS commercial rates). In connection with the amended agreements, EDS received an option to purchase Common Stock of the Company in an amount equal to up to 25% of the outstanding Common Stock of the Company following the purchase. The exercise price of the option is not less than 75% of the market value of the Common Stock at the time of exercise, minus $4,000,000, subject to adjustment. The $4,000,000 discount was negotiated and is subject to adjustment for royalties paid by the Company to EDS when the Company licenses software without EDS involvement.

During 1994, the Company purchased $1,972,329 in services from EDS. Pursuant to the amended agreements, $861,659 of this amount was not
paid and has been added to  the original $4,000,000    option amount.
The balance of $1,110,670 was offset against EDS' liability to the Company for site licenses sold to EDS.

In connection with prospective business opportunities with major oil companies, the Company and EDS jointly incurred $2,130,130 in product development costs. EDS funded that total cost which included reimbursing the Company for $1,679,977 in expenses paid by the Company. By agreement, the Company owed EDS for one-half of the total
cost in fiscal 1994.   That development obligation  in the amount  of
$1,065,065 owed to EDS and additional EDS obligations totaling $34,935 were extinguished by issuing 229,167 shares of Common Stock of the Company to EDS on November 15, 1994. The amount of funding received by the Company from EDS, less the Company's development obligation amount, $614,912, was recognized as development revenue by the Company in fiscal 1994. In fiscal 1995, EDS and the Company jointly incurred $346,190 in product development costs. By agreement, the
Company owed EDS for one-half of the total cost. The Company's obligation of $173,095 was converted to 36,061 shares in common stock on April 20, 1995.

During 1994 the Company sold EDS 788 site licenses for $1,810,670. Pursuant to the contract, the amount receivable for this transaction was used to offset amounts payable to EDS of $1,110,670 and to settle a disputed $400,000 liability with respect of deferred marketing funding that arose from an amendment to the original agreements with EDS. The balance of $300,000 was received in cash after October 31, 1994. During 1995, the Company was contracted by EDS to install 4 of the 788 licenses sold to EDS. For the six months ended April 30, 1996, EDS installed a further 5 licenses and continues to hold 779 licenses.

In addition to the site license revenues described in the preceding paragraph, the Company recognized additional revenue from EDS of approximately $0.9 million and $1.9 million for fiscal 1995 and 1994, respectively, for services and development work in conjunction with prospective business opportunities with major oil companies. For the six months ended April 30, 1996, the Company received $359,148 in revenue from EDS for services, site license fees and development.

Under the amended agreements, the cost of future product development work performed in order to jointly compete for contracts with major oil companies will, at the Company's option, be incurred by EDS. Where a contract is signed, the Company will receive site license fees and other revenues. In the event the Company funds such development work, the Company will receive a higher site license fee from EDS or the customer, if the contract is signed.

At June 30, 1996, EDS held a total of 265,228 shares in the Company (229,167 issued on November 15, 1994 and 36,061 issued on April 20,
1995) in consideration for amounts owed to EDS. This represents approximately 5.3% of the outstanding common stock of the Company. EDS has an option to purchase up to 25% of the Common Stock, and their current 5.3% ownership forms part of the total of 25%.

The Southland Corporation and NCR

On December 7, 1993, the Company signed a five-year agreement with The Southland Corporation ("SLC") whereby the Company will provide SLC with software licenses, development services, ancillary hardware, and help desk services. SLC chose the company's proprietary convenience store automation software, C-Serve, as the basis for its automation of store functions and operations at its more than 5,600 corporate and franchise operated 7-Eleven convenience stores in the U.S. and Canada. Software license and product revenue and service revenue recorded by the Company in fiscal 1995 and 1994 under this contract totaled $3,733,487 and $2,117,753, respectively. Development revenues recorded under this contract in fiscal 1995 and 1994 totaled $1,792,206 and $2,468,385, respectively. For the six months ended April 30, 1996, the Company received revenue from The Southland Corporation of $32,929 for software licenses, $838,305 for hardware, $2,547,985 for development and $570,748 for services.

Canmax contracted with NCR during 1995 to successfully bid for two (2) additional contracts with SLC. The first project, a business requirements definition is complete and resulted in revenue to the company of approximately $0.5 million in fiscal 1995. The second project has a contract value in excess of $2.0 million and commenced in fiscal 1995 and will be completed fiscal 1996. Fiscal 1995 revenue recorded under the second project was $472,916. This project is for the development of Point of Sale systems for installation in all SLC locations. For the six months ended April 30, 1996, the Company recognized revenue of $1,515,204 for the development of Point of Sale systems for The Southland Corporation.

There can be no assurance that the Company's expectations of revenue from the SLC agreement will be realized in full. There are currently over 5,000 7-Eleven stores using software developed by the Company.

MARKETPLACE AND STRATEGY

Management estimates there are over 200,000 gas stations/convenience stores in the U.S. and over 500,000 world wide. Very few of these retail outlets employ any degree of automation although not all of these outlets are potential customers for the Company's products and services.

A recent study by the National Association of Convenience Stores revealed that 74% of convenience store chains plan to use point-of-sale scanning technology in the near future. While not every user of scanning technology will fully automate its stores, management is optimistic that this trend will result in greater sales and increased software licensing revenue and an additional service revenue for the Company.

Management strategy to compete in the marketplace can be summarized:

  - offering current and enhanced versions of a complete set of products for the automation and management of convenience stores/gas stations;
  - maintaining the Company's relationship with a major systems integrator providing customers the assurance to sign multi-year multi-million dollar contracts with small companies;
  - enhancing the Company's state-of-the-art help desk and training facilities, and
  - continuing to invest in the Company's products by implementing open systems technology.

Products and Services

(a) Proprietary Products

C-Serve

C-Serve  was  designed  exclusively  for  the   retail  petroleum  and
convenience store marketplace and integrates point-of-sale functions with a comprehensive set of store management tools.

Features include:

        -   point-of-sale  transaction  processing,  incorporating  with
            touch  screen,  or  PC  POS  keyboard,   or  integrated  POS
            terminals,
        -   fueling transactions,
        -   dispenser controls,
        -   settlement transactions for credit/debit cards,
        -   shift and day reporting,
        -   store maintenance,
        -   file maintenance,
        -   inventory controls,
        -   fuel inventory management,
        -   reporting capabilities,
        -   accounts receivable controls,
        -   island payment terminals,
        -   credit/debit card authorizations,
        -   communications to or from head office,
        -   security controls,
        -   shelf label generation,
        -   interface to handheld terminals and scanners, and
        -   time and attendance records.
        -   car wash interface

C-Serve has been developed as a series of interactive modules thereby allowing customers to choose and combine system features and applications to meet their requirements. All functions are controlled by a single Intel based personal computer.

C-Serve is an "open system" - it works with various industry standard operating systems such as Xenix, Unix, and AIX with a planned Windows NT offering in early 1997. The system is multi-tasking, multi-user (up to 32 terminals) and operates communications in a batch or interactive environment.

Vista

Vista is a remote store management system that will provide a central facility for a corporation to modify pricing of both fuel and merchandise at multiple retail outlets. The system will also provide a price book management system which gives a corporation the ability to manage products provided from multiple vendors and multiple retail prices charged across a wide range of stores. The system will also establish and maintain logical groupings of stores based upon individual store characteristics. Installation of this system will establish a communication network to the stores and will be used as a facility to transmit corporate messages such as merchandising bulletins and policy statements. The product provides superior decision support information and trend reporting capabilities to corporate headquarters. Vista will also provide detailed reports such as sales analysis, site profiles and competitive pricing as well as many others.

Vantage

The Company has developed "Vantage" a single box POS offering, which is intended to provide the basic functions of C-Serve on a reduced scale for intended use of smaller gas stations including "kiosk-type" convenience stores. The vantage system is a low cost solution.

The Company believes its four software products, offer operators of gas stations and convenience stores the ability to manage and automate their operations in an efficient manner.

Hardware

In addition to the software components of its products, the Company, through its wholly owned subsidiary, Dataplane Technologies Inc., has designed, engineered and developed certain communication processor boards for microchannel architecture and industry standard architecture personal computers. These boards enable the C-Serve system to handle the many different communication protocols and device drivers required for such a complex operating environment. The Company sub-contracts the actual assembly of these boards through companies specializing in the manufacture and/or assembly of such products.

(b)  Ancillary Services and Products

In addition to revenues generated from the licensing of C-Serve software and sale of proprietary communication boards, associated revenues are generated from the following services:

        1)  modification and custom development contracts,
        2)  installation and training services,
        3)  annual maintenance and support services contracts, and
        4)  the  provision   of  third-party   ancillary  software   and
            hardware.

Although the Company's objective is to have a flexible generic system that can be easily modified to meet the individual needs and preferences of most customers, this is rarely possible notwithstanding the similar needs of most retail petroleum and convenience store outlets. As a result, the major oil companies ("the Majors") normally require a certain degree of customization and will also require that certain unique interfaces be developed to communicate with existing proprietary networks, host systems, etc. This area of the Company's business is operated in a similar fashion to most systems development companies in that development services are charged out at a standard rate for labor and related development costs. Revenues from this area are generally derived throughout the duration of a relationship with a customer since source code ownership, which is essential to effect program changes, remains the property of the Company.

Installation and training revenues are generated on a per-site basis.

Second line back-up or technical support services are provided by the Company to such front-line service providers. The fee for this service is based on a per-site levy each year which typically runs between 10-20% of the initial software license fees.

Third party software and hardware products such as operating systems, local and wide area network software and modems are also packaged with the Company's software and firmware products and sold in accordance with distribution agreements entered into with such suppliers. These third party products comprise about 15-20% of the initial charge for a typical system configuration.

The Company does not usually directly sell hardware such as personal computers and point-of-sale terminals although it does provide a small amount of related equipment which may not be readily available from the principal hardware vendor. The majority of hardware products supplied to customers is provided by hardware vendors such as IBM Corporation ("IBM") and NCR, a division of American Telephone and Telegraph Company.

Product Development

Due to the rapid pace of technological change in its industry, the Company believes that its future success will depend, in part, on its ability to enhance and develop its software products to meet customer needs.

C-Serve is also being enhanced by expanding the number of peripheral devices that can be controlled by C-Serve, increasing the number of point-of-sale devices that can be controlled by one computer, adding customer or patronage reporting, and obtaining certification on more financial networks. The Company also plans to change C-Serve architecture to allow for computer-assisted translation of C-Serve to foreign languages.

The Company has developed Vista (commonly referred to as a "host system") which will enable operators of chains of gas stations/convenience stores to monitor and control activities at stores. Operators will be able to obtain "real time" store level information (from all stores or any number of selected stores) at headquarters over communications lines to provide timely information for decision making. The Company is also developing Viewpoint which is targeted for area supervisors.

During the last three fiscal years, the Company has expensed the following amounts on product development activities:

                    1995          $2,267,039
                    1994           2,432,040
                    1993           1,134,744

In addition, the Company incurred $3,522,948 in 1994 and $1,951,328 in 1993 in software development costs which were initially capitalized. No software development costs were capitalized in 1995. These costs relate primarily to the porting of C-Serve to additional hardware platforms, the development of the Vista and Viewpoint, and product development work performed with respect to EDS joint business prospects. However, because of the uncertainty of future revenue in the near term from certain products, the Company recorded a writedown of $4,127,232 of capitalized software costs in fiscal 1994.

The Company is currently developing a Windows NT based version of its C-Serve product, refer to section ``New Operating Environments'' on page 6 in this document.

Sales and Marketing

The Company markets C-Serve and ancillary products and services from its offices in Irving, Texas.

Virtually all sales efforts are focused on the U.S., Canada and Mexico at this time. However, the Company plans to market internationally in the future. More than 99% of 1995 revenue was derived from U.S. based customers.

The Company and EDS jointly market C-Serve under the name "Summit" (Superior Marketing Management through Information Technology). This marketing effort has consisted of responding to "requests for proposals" from major oil companies, distribution of sales literature, press releases, periodic announcements, and participation in trade shows and industry conferences.

Support

The Company provides a help desk service to its customers which operates 24 hours per day and seven days per week. Help desk personnel utilize specialized tools to access stores remotely, and store problems are usually resolved without any visit to the store.

Backlog

Product is generally delivered to customers when ordered. There is no backlog of orders; however the Company has signed contracts with customers for the future delivery of products and services. Revenue from these contracts may be affected by changes in customer requirements, competition, technology and economic factors. There can be no assurance that the Company's expectation of revenue will be realized in full.

Competition

The Company believes its competition can be categorized as follows:

        -   pump manufacturers,
        -   point-of-sale equipment manufacturers, and
        -   specialized application software companies.

Traditionally, pump manufacturers supply the majority of point-of-sale devices used by gas stations and convenience stores. They supply specialized equipment with proprietary interfaces specific to their pump control consoles. The proprietary nature of their products limits the technology used and ability to interface to other devices.
The  Company  believes certain  pump  vendors are  involved  in   the
development of an "open system".

Some point-of-sale equipment manufacturers produce low function level electronic cash registers ("ECRs") and others produce intelligent processor based point-of-sale terminals. While low-end ECRs do provide some competition, and the Canmax product - Vantage - is designed for this market, the equivalent competitor is the high function point-of-sale terminal. Most of these vendors do not provide a petroleum-specific software application to accompany their point-of-sale equipment, relying on software integrators such as the Company.

Software firms specializing in gas and  convenience store applications
have advantages of specialized  knowledge and applications.   It is in
this area  that  most advancements  in  solution  functions have  been
developed.   Market  penetration,  however,  is  difficult  for  small
software companies with limited financial resources and an inadequate infrastructure to handle installation, training and support demands. This represents a barrier to entry into the larger opportunities as the Majors are reluctant to rely on small software companies and require 24 hours per day and seven day per week support services. The most significant threat from this segment is the possibility that a software competitor may form an alliance with a major point-of-sale vendor, integrated systems vendor or pump control vendor, or some combination thereof.

Employees

As at June 30, 1996, the Company had 99 full time employees. The functional distribution of the people was: sales and marketing - 5; product development and advanced research - 47; general and administration - 10; and service, support and education - 37. All are located in Irving, Texas. None of its employees is represented by a labor union, and the Company considers its employee relations to be excellent.

Other

The Company does not believe it has been or will be materially affected by environmental laws.

Properties

The Company occupies 47,178 square feet of office space in a stand-alone building located at 150 West Carpenter Freeway, Irving, Texas, pursuant to a lease which expires August 31, 1998. The space is used for executive, administrative, sales and engineering personnel, as well as for inventory storage and demonstration purposes. The Company does not have an option to renew the lease.

Legal Proceedings

Neither the Company nor any of its subsidiaries are party to any material legal proceedings.

                              MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information regarding the executive officers and directors of the Company:

Name                    Age       Position with the Company

Roger D. Bryant         53        President, Chief Executive Officer, and
                                  Director
Debra L. Burgess        37        Executive Vice President, Secretary and
                                  Director
Philip M. Parsons       37        Executive Vice President,
                                  Chief Financial Officer,  Treasurer and
                                  Director
Nick DeMare             41        Director
W. Thomas Rinehart      55        Director
Gerald R. Seay          48        Director
Robert M. Fidler        57        Director


Roger D. Bryant has served as President, Chief Executive Officer and a director of the Company since November 15, 1994. Prior to joining the Company, Mr. Bryant was President of Network Data Corporation, a private corporation in the software development industry. Mr. Bryant has also served as President of Wayne Division, USA, of Dresser Industries Inc., a manufacturer of fuel dispensing equipment, and President of Retail Petroleum Division, USA, of Schlumberger Limited. Mr. Bryant holds a degree in electrical engineering.

Debra L. Burgess has served the Company since 1989 in increasingly responsible positions. Since November 1994, she has been the Company's Chief Operating Officer and a director. Ms. Burgess was previously Manager of retail automation at Fina Oil and Chemical Company. Ms. Burgess is a Certified Public Accountant. Since the end of calendar 1995, Ms. Burgess has been promoted to Executive Vice President - New Business Development.

Philip M. Parsons has served as Executive Vice President Finance, Chief Financial Officer and Treasurer since June 1, 1995 and was elected a director in December, 1995. Previously, Mr. Parsons was a Director of Financial Planning and Business Analysis for KFC International. Mr. Parsons is a Chartered Accountant (Australia).

Nick DeMare has served as a director of the Company since January 1991. Since May, 1991, Mr. DeMare has been the President and Chief Financial Officer of Chase Management Ltd. In both positions, his overall responsibility included providing a broad range of administrative, management and financial services to private and public companies with varied interests in mineral exploration and development, precious and base metals production, oil and gas, venture capital and computer software. Mr. DeMare has served and continues to serve on the boards of a number of public companies, and is a Chartered Accountant (Canada).

W. Thomas Rinehart has served as a director since May, 1991. He was co-founder and Executive Vice President of BASS, Inc. from June 1981 until his retirement in September 1992. BASS, Inc., a private corporation, is a supplier of retail automation hardware and software to the grocery store marketplace. Mr. Rinehart joined NCR in 1964 where he held various staff and management levels within its retail software development divisions.

Robert M. Fidler, has served as a director of the Company since November 1994. Mr. Fidler joined Atlantic Richfield Company ("ARCO") thirty-five years ago, has been a member of ARCO's executive management team since 1976 and was most recently ARCO's manager of New Marketing Programs. Mr. Fidler has extensive knowledge and experience in managing retail petroleum operations.

Gerald R. Seay has served as a director of the Company since November 1994. Since 1992, Mr. Seay has been president of Resort Properties Limited Partnership which purchases and develops commercial and residential real estate. Previously, Mr. Seay served as Chairman of the Board and President of Flint Resources Co. Mr. Seay has extensive business experience and serves as director on several community organizations.

The Board of Directors has established Compensation and Audit Committees. The Compensation Committee was established on November 15, 1994; previously, the entire board considered compensation levels for the Company's executive officers. The Compensation Committee consists of Messrs. DeMare, Rinehart and Fidler.

The Audit Committee consists of Messrs. Rinehart, DeMare and Seay and is responsible for recommending independent auditors and reviewing with the independent auditors the scope and results of the audit engagement.

The individuals serving on the Board of Directors will continue to serve until reelected or replaced at the next annual meeting of stockholders of the Company, or until their earlier resignation or removal. Mr. Parsons serves at the discretion of the Board of Directors, and Mr. Bryant and Ms. Burgess have employment contracts with the Company.

EXECUTIVE COMPENSATION

The following table shows a summary of all compensation paid by the Company and its subsidiaries during the years ended October 31, 1995, 1994 and 1993 for services in all capacities to each of the Company's chief executive officer and the four highest paid executive officers of the Company whose total annual salary and bonus exceeded $100,000. Other than those listed below, no other employee was paid in excess of $100,000 during fiscal 1995, 1994 and 1993.



                        SUMMARY COMPENSATION TABLE


                                      Annual Compensation

Long Term
Name                                              Other        Compensation
and                                               Annual       Awards:
Principal                                         Compensation Options
Position            Year   Salary($)  Bonus($)      ($)        Granted

Roger D. Bryant     1995   144,327         -      None         35,000
President & CEO     1994         -         -      None              -
                    1993         -         -      None              -


Debra L. Burgess    1995   104,263         -      None         15,800
Executive Vice      1994    78,300    30,000      None              -
President           1993    68,017         -      None          9,000

Dwight J. Romanica  1995    55,000         -      None              -
Prior President     1994   113,100         -      None         45,000
& CEO               1993   105,400         -      None         25,000

Nancy L. Romanica   1995    55,000         -      None              -
Previous VP         1994   106,000         -      None         45,000
Marketing & Sales   1993   105,400         -      None         25,000


No other annual or long-term compensation was received or is receivable by the executive officers named above in respect of employment in 1995 or prior years.

Employment Agreements

Dwight J. Romanica and Nancy L. Romanica, the co-founders of the Company resigned as executive officers of the Company in November and December 1994 respectively. In January 1995, Mr. Romanica and Mrs.
Romanica resigned as directors. Each of Mr. and Mrs. Romanica have signed consulting agreements with the Company, whereby each individual will receive $55,000 per year for consulting services and have agreed not to compete with the Company. The agreements expire December 31, 1996.

Peter Lucas resigned as Chief Financial Officer and Director of the Company on June 30, 1995. Under the terms of his resignation agreement, Mr. Lucas received $4,000 per month through December 31, 1995.

Roger D. Bryant joined the Company as its President and Chief Executive Officer on November 15, 1994. Mr. Bryant and the Company have signed an employment contract which is effective November 15, 1994 and expires November 14, 1997. In the event the Company terminates Mr. Bryant's employment:

  - between November 15, 1995 and November 14, 1996, Mr. Bryant will receive nine months' salary, and
  - between November 15, 1996 and November 14, 1997, Mr. Bryant will continue to receive his salary until November 14, 1997.

Mr. Bryant is compensated at a rate of $165,000 per annum and may receive performance bonuses, if any, at the discretion of the Board of Directors.

Debra L. Burgess and the Company signed an employment contract which is effective November 1, 1994 and expires October 31, 1996. In the event the Company terminates Ms. Burgess' employment prior to October 31, 1996, without cause, Ms. Burgess is to receive six months salary. Ms. Burgess is compensated at a rate of $120,000 per annum and may receive performance bonuses, if any, at the discretion of the Board of Directors.

Stock Options

The Board of Directors introduced a stock option plan (the "Stock Option Plan"), pursuant to a resolution dated March 29, 1990, in the form approved by the Company's shareholders at an annual general meeting held March 20, 1990.

The Stock  Option Plan  authorizes the  Directors to  grant options  to purchase common shares of the Company provided that, when exercised, such options will not exceed 10% of the issued and outstanding shares of the Company and no options will be granted to any individual director or employee which will, when exercised, exceed 5% of the issued and outstanding shares of the Company. The term of any option granted under the Stock Option Plan is fixed by the Board of Directors at the time the options are granted, provided that the exercise period may not be longer than 10 years from the date of granting. The exercise price of any options granted under the Stock Option Plan is the fair market value at the date of grant.

The following table shows options granted to the named executive officers during the year ended October 31, 1995.

                     OPTION GRANTS IN LAST FISCAL YEAR
                                                                        Potential
                                                                        Realized
                                                                        Value at
                                                                        Assumed
                                                                        Annual
                                                                        Rates of
                                                                        Stock Price
                 Number of    % of                                      Appreciation
                 Securities   Total Options                             For Option
                 Underlying   Granted to      Exercise                  Term
                 Options      Employees in    Price       Expiration
Name             Granted      Fiscal Year     ($/Share)   Date          5%($)   10%($)

Roger D. Bryant  35,000       22.8%           $2.50       10/26/00      24,175  53,420

Debra L. Burgess 15,800       10.3%           $2.50       10/26/00      10,913  24,115

The following table shows the exercise of options by named executive officers during the year ended October 31, 1995 and the number and value of unexercised options at October 31, 1995.

        AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL
                             YEAR-END OPTIONS

                                                                  Value of
                                                    Number of     Unexercised
                                                    Unexercised   In-the-Money
                                                    Options at    Options at
                                                    October 31,   October 31,
                                                    1995          1995 ($)
                  Shares Acquired    Value          (All are      (All are
Name              on Exercise (#)    Realized($)    exercisable)  exercisable)
Roger D. Bryant               -              -      35,000        $43,750

Debra L. Burgess              -              -      28,800        $19,750

On October 31, 1995, there were 490,550 outstanding stock options with a weighted average exercise value of $4.50 per share.

Director Compensation

During the year ended October 31, 1995, non-employee directors received $1,500 per meeting attended, in accordance with company policy. During 1995, the company incurred expenses of $18,000 for compensation to non-employee directors.

Compensation Committee Report

In fiscal 1995 the Company's compensation committee consisted of 3 outside directors; Messrs. DeMare, Rinehart and Fidler. The committee was responsible for determining the compensation for the Company's executive officers and other key senior employees, including the CEO.

It is the Company's compensation policy to set compensation levels after considering general market conditions, the experience and skill of the individual and the contribution of the individual to the company to ensure that the Company can attract and retain quality individuals. This is critical to both the short term and long term success of the Company. The Company also enables executives, through its stock option plan, to achieve ownership in the Company in order to align the interests of the executives with those of the shareholders.

With respect to the compensation of the CEO, Roger D. Bryant, the compensation committee considered the following corporate performance factors, in addition to those described above, in determining his compensation:
  - Profitability improvement
  - Real revenue growth

Stock Performance Graph

Securities and Exchange Commission rules require that a line graph performance presentation be provided comparing cumulative total stockholder return with a performance indicator of a broad market index and a nationally recognized industry index. The following performance graph compares the cumulative total shareholder return on the Company's stock with the Nasdaq Stock Market Total Return Index (Nasdaq Index) and the Nasdaq Computer and Data Processing Services Stocks Total Return Index (Industry Index).

The Company's stock has traded on the Nasdaq SmallCap market tier of The Nasdaq Stock Market since February 10, 1994.

The comparison assumes that $100 was invested on February 10, 1994 in the Company's shares and in each of the indices. Past performance is not necessarily an indicator of future performance.


              COMPARISON OF TWO YEARS ENDED OCTOBER 31, 1995
                          CUMULATIVE TOTAL RETURN
    Canmax Inc., Nasdaq Stock Market Index and Nasdaq Computer and Data
                         Processing Services Index

                        February 10,     October 31,    October 31,
                            1994            1994           1994

Canmax Inc.                 100             42.30          23.05

Nasdaq Index                100            105.40         141.82

Nasdaq Industry Index       100            120.34         183.74

The data set forth in the above graph and related table was obtained from the Nasdaq Stock Market. All Canmax share data is based on the last closing price of the month. The total return calculation is based upon weighting at the beginning of the period.

SECURITY  OWNERSHIP  OF  CERTAIN   BENEFICIAL  OWNERS,  DIRECTORS   AND
MANAGEMENT

The following table sets forth information as of April 30, 1996, concerning those persons known to the Company, based on information obtained from such persons, the Company's records and schedules required to be filed with the Company, with respect to the beneficial ownership of the Company's Common Stock by (i) each shareholder known by the Company to own beneficially 5% or more of such outstanding
Common Stock, (ii) each current director or the Company, (iii) each current executive officer and (iv) all executive officers and directors of the Company as a group. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned. Effect has been given to shares reserved for issuance under outstanding stock options where indicated.

                                      Beneficial Ownership

                                 Number       % of Class
Name and Address(1)              of Shares    Outstanding(2)

Electronic Data Systems
Corporation(3)                   1,376,599           25.0%

Roger D. Bryant(4)                  35,000              *

Nick DeMare(5)                      31,882              *

W. Thomas Rinehart(6)               86,600            1.8%

Philip M. Parsons(7)                10,400              *

Debra L. Burgess(8)                 30,800              *

Robert M. Fidler(9)                  5,000              *

Gerald R. Seay(10)                   7,600              *

All Executive Officers and
Directors as a group
(7 persons)(11)                    205,282            4.2%

* Less than 1%


1. The address for all persons except Electronic Data Systems Corporation ("EDS") is 150 W. Carpenter Freeway, Irving, Texas
    75039. The  address for  EDS  is 5400  Legacy  Drive, Plano,  Texas
    75024.

2. All percentages are calculated as if that individual or the group of individuals exercised options but no one else.

3.  Consists of  265,228 shares  and  1,111,371 options.    EDS has  an
    option to acquire up to a total of 25% of the outstanding stock of the Company.

4.  Consists of 35,000 options.

5.  Consists of 10,282 shares and 21,600 options.

6.  Consists of 66,600 shares and 20,000 options.

7.  Consists of  400 shares and 10,000 options.

8.  Consists of 2,000 shares and 28,800 options.

9.  Consists of 5,000 options.

10. Consists of 600 shares and 7,000 options.

11. Consists of 77,882 shares and 127,400 options.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dwight J. Romanica and Nancy L. Romanica, co-founders of the Company and executive officers during fiscal year 1994 and directors until January 1995 are married to each other. No other family relationship exists between management.

During 1994, Dwight J. Romanica advanced the Company $300,000. The advance was unsecured and the Company paid interest of $24,000. Half of the advance ($150,000) was repaid by February 28, 1995 and $150,000 was converted to 30,000 common shares.

During 1995, a director, W. Thomas Rinehart advanced the company $250,000. The advance was unsecured and had a interest rate of 1% above the current prime rate. The company repaid principal of $30,000 and paid interest of $13,456 in fiscal 1995. The remaining principal balance of $220,000 is being repaid in 52 weekly installments which commenced April 5, 1996.

Dwight J. Romanica and Nancy L. Romanica, the co-founders of the Company resigned as executive officers of the Company in November and December 1994 respectively. In January 1995, Mr. Romanica and Mrs.
Romanica resigned as directors. Each of Mr. and Mrs. Romanica have signed consulting agreements with the Company, whereby each individual will receive $55,000 per year for consulting services and have agreed not to compete with the Company. The agreements expire December 31, 1996.

                       DESCRIPTION OF CAPITAL STOCK

The authorized  capital stock  of the  Company  consists of  44,169,100
shares of  Common Stock.   As  of May  30, 1996,  there were  5,012,869
shares of Common Stock held of record by record of 580 stockholders.

The Common Stock is the only class of capital stock authorized by the Company's Articles of Incorporation. Each share of Common Stock ranks equally as to dividends, voting rights, participation in assets on winding-up and in all other respects. No shares have been or will be issued subject to call or assessment. There are no pre-emptive rights, provisions for redemption or purchase for either cancellation or surrender or provisions for sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the laws of the State of Wyoming. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock offered hereby will, upon issuance and payment therefor (as described herein), be fully paid and non-assessable.

The Company's common stock trades on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol CNMX.

On November 25, 1995, the Company's common stock was granted a temporary exception to the Minimum Bid Price listing requirement and the Company's stock remained listed and traded under the symbol CNMXC. At the time, the Company's stock had been trading below the minimum bid price of $1.00. Nasdaq granted the Company a temporary listing exception subject to the company achieving a minimum bid price in excess of $1.00 on or before January 22, 1996.

In order to meet the Nasdaq listing requirements, the Board of Directors of the Company approved a one-for-five reverse stock split effective December 21, 1995. No fractional shares were issued pursuant to such change. In lieu of issuing fractional shares, one additional share was issued to replace the fractional share. From this date, the Company had a temporary new trading symbol of CNMCD, previously CNMXC. The Company's stock has traded in excess of the minimum bid price requirement since December 21, 1995.

On January 15, 1996, Nasdaq advised the Company that it was in compliance with all requirements necessary for continued listing on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market. Effective January 17, 1996, the Company's trading symbol reverted back to CNMX.

While the Company anticipates meeting Nasdaq listing requirements in the future, there can be no assurances that the Company will continue to comply with the listing requirements.

                           SELLING STOCKHOLDERS

The following table provides the name of each Selling Stockholder, and the number of shares of Common Stock owned by each Selling Stockholder, the number of shares to be registered hereunder, and the percentage of Common Stock to be owned by each Selling Stockholder after the sale of Common Stock registered hereunder.

                                               Shares of
                                               Common
                           Beneficial          Stock to        Beneficial
                           Ownership           be Sold         Ownership
                           Prior to            in the          After the
                           Offering            Offering        Offering (1)


Name                     Number    Percent                    Number   Percent


Robert F. Smith          100,000    2.2%       100,000          -          -

Dwight J. Romanica
and Nancy L. Romanica,
as a group(2)            229,167    5.0         70,000          -          -

First Southwest
Company(3)                80,000    1.7         80,000          -          -

Phil A. Labarbera         41,385     *          40,000      1,385          *

Robyn E. Miller           13,334     *          13,334          -          -

Norman J. Stricoff        18,000     *           8,000     10,000          *

William J. Mosley         24,334     *          13,334     11,000          *

Nat Mosley                17,554     *          13,334      4,220          *

Louis D. Paolino, Jr.     13,334     *          13,334          -          -

D & E Unitrust Partners   13,334     *          13,334          -          -

* Less than 1%

(1)  Assumes that all of the Common Stock offered hereby is sold.

(2) Dwight J. Romanica and Nancy L. Romanica are married to each other, are the co-founders of the Company, and served as directors and officers of the Company until their resignation.

(3) First Southwest Company acts as a market maker for the Company's Common Stock. On November 2, 1993, First Southwest Company received a warrant to purchase 80,000 shares of the Company's Common Stock for $23.125 per share. On September 24, 1994 the warrant was repriced at $5.00 per share. In October 1994, First Southwest Company exercised its warrant. In connection with a private placement of 214,666 shares of Common Stock for $804,998, First Southwest Company received a fee of $37,750.

                            INDEMNIFICATION

The Bylaws of the Company provide that directors and officers of the Company will be indemnified by the Company for any proceeding brought about because the person is a director or officer if: (a) the person conducted himself in good faith; (b) the person reasonably believed that his or her conduct was in or not opposed to the best interest of the Company; and (c) in the case of a criminal proceeding, the person had no reasonable cause to believe his conduct was unlawful. The Bylaws provide that they are not exclusive and mandate indemnification and advancement of expenses to the extent permitted by law. Wyoming law mandates indemnification of directors and officers under certain circumstances.

                              LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by its counsel, Thomas N. Long P.C., Cheyenne, Wyoming.

                                 EXPERTS

The consolidated financial statements of Canmax Inc. at October 31, 1995 and 1994, and for each of the three years in the period ended October 31, 1995, included in this Prospectus and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                       Canmax Inc. and Subsidiaries

                       Index To Financial Statements

1. The Consolidated Financial Statements, the Notes to Consolidated Financial Statements and the Report of Ernst & Young LLP, Independent Auditors, for the fiscal year ended October 31, 1995:

   Report of Ernst & Young  LLP, Independent Auditors.                  F-2

   Consolidated Balance Sheets at October 31, 1995 and  October 31,
   1994.                                                                F-3

   Consolidated Statements of Operations for the fiscal years ended
   October 31, 1995, October 31, 1994, and October 31, 1993.            F-4

   Consolidated Statements of Shareholders' Equity for the  fiscal years ended October 31, 1995, October 31, 1994, and
   October 31, 1993.                                                    F-5

   Consolidated Statements of Cash Flows for the fiscal years ended
   October 31, 1995, October 31, 1994, and October 31, 1993.            F-6

   Notes to Consolidated Financial Statements.                          F-7

2. The Condensed Consolidated Financial Statements (unaudited), and the Notes to the Condensed Consolidated Financial Statements for the six month periods ended April 30, 1996 and 1995:

   Condensed Consolidated Balance Sheets (unaudited) at April 30,
   1996 and 1995.                                                       F-18

   Condensed Consolidated Statements of Operations (unaudited) for
   the three and six month periods ended April 30, 1996 and 1995.       F-20

   Consolidated Statements of Cash Flows (unaudited) for the six
   month periods ended April 30, 1996 and 1995.                         F-21

   Notes to Condensed Consolidated Financial Statements for the six
   month periods ended April 30, 1996 and 1995                          F-22

3. Financial Statements Schedules

   All schedules are omitted because they are not applicable or because the required information is shown in the consolidated financial statements or notes hereto.

                        Report of Independent Auditors


The Board of Directors
Canmax Inc.

We have audited the accompanying consolidated balance sheets of Canmax Inc. and subsidiaries as of October 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canmax Inc. and subsidiaries at October 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1995, in conformity with generally accepted accounting principles.

                                            /s/   Ernst  &  Young LLP

                                                    ERNST & YOUNG LLP



Dallas, Texas
January 5, 1996

                       Canmax Inc. and Subsidiaries
                        Consolidated Balance Sheets

                                  ASSETS
                                                     October 31
                                              ____________________________
                                                1995               1994
Current assets:
   Cash                                      $   477,364      $    10,581

   Accounts receivable,
   less allowance for doubtful
   accounts of $ 71,177 in 1995
   and $ 85,488 in 1994                        1,221,458        1,375,993

   Accounts receivable from EDS
   (note 3)                                            -          446,976

   Inventory                                     474,481          322,915

   Prepaid expenses and other                     76,259           32,901

       Total current assets                    2,249,562        2,189,366

   Property and equipment (note 4)             1,634,325        1,990,605

   Capitalized software costs, net
   of accumulated amortization of
   $ 381,811 in 1995 and $ 182,595 in 1994       614,171          813,387

   Intellectual property rights, net
   of accumulated amortization of
   $ 497,005 in 1995 and $ 366,409 in 1994       173,168          303,764

   Other assets                                   30,676           30,676

                                             $ 4,701,902      $ 5,327,798

                  LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities:
    Accounts payable                         $ 1,290,263      $   756,977

    Accounts payable to EDS (note 3)                   -          205,907

    Accrued liabilities                          511,641          596,348

    Deferred revenue                             586,836          153,935

    Current portion of leasehold
    obligation                                   109,475          102,970

    Advances from shareholders (note 5)          220,000          227,200

         Total current liabilities             2,718,215        2,043,337

    Leasehold obligation (note 6)                200,015          309,491

    Development obligation (note 3)               65,000        1,065,065

    Commitments (notes 6 and 9)

    Shareholders' equity (notes 3, 7 and 10)
    Common stock, no par value, 44,169,100
    shares authorized; 4,935,269 and
    4,131,174 shares issued and outstanding
    in 1995 and 1994, respectively            18,163,634       14,614,539

    Option to purchase common stock (note 3)   4,861,659        4,861,659

    Accumulated deficit                      (21,295,328)     (17,560,878)

    Foreign currency translation adjustment      (11,293)          (5,415)




    Total shareholders' equity                 1,718,672        1,909,905

                                             $ 4,701,902      $ 5,327,798

  See accompanying notes.

                          Canmax Inc. and Subsidiaries
                     Consolidated Statements of Operations


                                   Year ended October 31


                              1995          1994             1993
Revenues:
 Software licenses and
 product revenue         $  3,127,435     $  4,903,112       $ 1,448,733

 Development                3,801,208        4,012,520         2,681,553

 Service agreements         2,067,444          758,963           528,743

                            8,996,087        9,674,595         4,659,029

Costs and expenses:
 Cost of software
 licenses and product
 revenue                    2,143,721        1,585,233           747,295

 Cost of development
 revenues                   1,896,725          877,426           578,141

 Customer service           2,165,145        2,024,837           887,995

 Product development        2,267,039        2,432,040         1,134,744

 Administration and general 2,721,483        2,012,286         1,149,294

 Sales and marketing          636,748        1,323,718           914,815

 Depreciation and
 amortization                 849,251        1,267,592           360,223

 Interest and financing
 costs                         50,425           66,345            28,812

 Writedown of capitalized
 software                           -        4,127,232                 -

                           12,730,537       15,716,709         5,801,319

Net loss                 $( 3,734,450)   $ ( 6,042,114)     $ (1,142,290)

Net loss per common
share (note 11)          $     ( 0.79)   $       (1.54)     $     ( 0.31)

Weighted average common
shares outstanding          4,706,382        3,918,889         3,683,339


See accompanying notes.

                         Canmax Inc. and Subsidiaries
               Consolidated Statements of Shareholders' Equity


                                              Option to                  Foreign
                                              Purchase                   Currency
                        Common Stock          Common      Accumulated    Translation
                    Shares      Amount        Stock       Deficit        Adjustment    Total
Balance at
October 31, 1992    3,555,206   $10,882,168   $        -  $(10,376,474)  $ (9,300)     $   496,394

Shares issued:
  For cash on
  exercise of
  options             260,890     1,725,472            -             -          -      $ 1,725,472

Net loss                    -             -            -    (1,142,290)         -       (1,142,290)

Translation
adjustment                  -             -            -             -     17,884           17,884

Original EDS
option to
purchase
common stock                -             -    2,947,301             -          -        2,947,301
                   __________   ___________   __________  ____________   ________      ___________


Balance at
October 31, 1993    3,816,096    12,607,640    2,947,301   (11,518,764)     8,584        4,044,761

Shares Issued:
  For cash on
  exercise of
  options             102,000       666,848            -             -          -          666,848

  For cash on
  exercise of
  warrants            117,950       656,163            -             -          -          656,163

  For services         40,000       307,257            -             -          -          307,257

  For conversion
  of advances
  from
  shareholders         55,128       376,631            -             -          -          376,631

Net loss                    -             -            -    (6,042,114)         -       (6,042,114)

Translation
adjustment                  -             -            -             -    (13,999)         (13,999)

Original EDS
option to
purchase
common stock                -             -    1,052,699             -          -        1,052,699

Liability to EDS
converted to option
to purchase
common stock                -             -      861,659             -          -          861,659
                    ---------     ---------    ---------     ---------    -------       ----------


Balance at
October 31, 1994    4,131,174    14,614,539    4,861,659   (17,560,878)    (5,415)       1,909,905

Shares issued:
  For cash on
  exercise of
  options             294,200     1,321,000            -             -          -        1,321,000

  For conversion
  of advances
  from
  shareholders         30,000       150,000            -             -          -          150,000

  EDS                 265,228     1,273,095            -             -          -        1,273,095

  Private
  Placement           214,667       805,000            -             -          -          805,000

Net loss                    -             -            -    (3,734,450)         -       (3,734,450)

Translation
adjustment                  -             -            -             -     (5,878)          (5,878)
                   __________     _________     ________     _________     _______      ___________


Balance at
October 31, 1995    4,935,269   $18,163,634   $4,861,659  $(21,295,328)   $(11,293)     $1,718,672


See accompanying notes.

                          Canmax Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows


                                    Year Ended October 31

                             1995              1994            1993
Operating activities

Net loss                 $ (3,734,450)    $ (6,042,114)    $(1,142,290)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
  Issuance of common
   stock for accrued
   interest and services            -          343,888               -
  Write down of
   capitalized software             -        4,127,232               -
  Depreciation and
   amortization               849,251        1,267,592         360,223
  Accounts payable to
   EDS converted to
   option to purchase
   common stock                     -          861,659               -
Changes in operating
 assets and liabilities:
  Accounts receivable         154,535         (218,412)       (701,363)
  Accounts receivable
   from EDS                   446,976         (446,976)              -
  Accounts receivable
   from shareholders                -           71,921         (46,709)
  Inventory                  (151,566)         (88,041)       (114,538)
  Prepaid expenses
   and other                  (43,358)          47,497         (33,290)
  Accounts payable            533,286          (85,550)        314,768
  Accounts payable
   to EDS                      67,539          205,907               -
  Accrued liabilities         (84,707)          (3,627)        425,137
  Accrued interest                  -          (22,939)         22,939
  Deferred revenue            432,901          (21,217)        (88,786)

  Net cash used in
   operating activities    (1,529,593)          (3,180)     (1,003,909)

Investing activities
  Purchase of property
   and equipment             (163,575)      (1,106,379)       (770,997)
  Capitalized software
   costs                            -       (3,127,459)     (1,420,216)
  Decrease (increase)
   in other assets                  -                -           2,773

  Net cash used in
   investing activities      (163,575)      (4,233,838)     (2,188,440)

Financing activities
  Net proceeds from
   issuance of common stock 2,126,000        1,323,011       1,725,472
  Agreements with EDS:
    -proceeds                       -        1,065,065       2,900,000
    -funds used for marketing       -         (272,975)       (227,025)
    -services received              -                -         410,189
  Increase(decrease) in
   leasehold obligation      (102,971)         227,836         115,755
  Repayment of shareholder
   advances                  (107,200)               -        (519,115)
  Advances from shareholders  250,000          227,200         340,000

  Net cash provided by
   financing activities     2,165,829        2,570,137       4,745,276

  Effect of exchange rate
  changes on cash              (5,878)           4,381          17,884

  Net increase(decrease)
  in cash                     466,783       (1,662,500)      1,570,811

  Cash at beginning of year    10,581        1,673,081         102,270
  Cash at end of year       $ 477,364       $   10,581     $ 1,673,081

See accompanying notes.

                        Canmax Inc. and Subsidiaries

                 Notes to Consolidated Financial Statements

1.  Organization and Nature or Business

Canmax Inc. (the "Company") was incorporated on July 10, 1986 as 311824 B.C. Ltd. under the Company Act of the Province of British Columbia, Canada. On August 13, 1986, the Company changed its name to International Retail Systems Inc. On August 7, 1992, International Retail Systems Inc. renounced its original province of incorporation and reincorporated in the state of Wyoming. On November 30, 1994, the name of the Company was changed to Canmax Inc.

The business of the Company is to develop, market  and license retail
automation   software  and  sell  ancillary  software,  services  and
hardware to the retail petroleum and convenience store industries.

Liquidity

At October 31, 1995, the Company has an accumulated deficit of $21,295,328 and a net working capital deficiency of $468,653. During fiscal 1995, the Company incurred a net loss of $3,734,450 and used cash in operating activities of $1,529,593. To maintain liquidity during the next year, the Company must increase revenue volumes through the successful development and introduction of new products to the marketplace and through increasing the market share for existing products and services. If the Company is not successful in its efforts to increase revenue volumes in the near term, this will negatively impact liquidity. In the event that expected revenue volume increases are not realized in the near term, management plans include delay of planned headcount additions and reduction of payroll costs and other operating expense levels to better align operating capacity with revenue volumes realized. Additionally, the Company may enter into debt or other financing arrangements to maintain liquidity. No financing arrangements have been obtained by the Company at this time.

2.Summary of Significant Accounting  Policies

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Canmax Retail Systems Inc. (Texas), Canmax Retail Systems Inc. (British Columbia), The Point of Sale Corporation and Dataplane Technologies, Inc. All significant intercompany transactions have been eliminated.

Revenue recognition

Revenue from software licenses and product sales is recognized when the software or products have been delivered to the customer and collectibility is probable and no significant vendor obligations remain after delivery. Revenue from software development contracts is recognized as the Company performs the services in accordance with the contract terms. Revenue from maintenance agreements is recognized ratably over the term of the agreement. Revenue from long-term contracts is recognized using the percentage-of-completion method. Progress to completion is measured based upon the relationship that total costs incurred to date bears to the total costs expected to be incurred on a specific project. Losses on fixed price contracts are recorded when estimable. At October 31, 1995 and 1994, unbilled receivables relating to long-term contracts of $0 and $290,797, respectively, were included in trade accounts receivable. These amounts represent recoverable costs and accrued profit not billable to the customer at the balance sheet date.

Inventory

Inventory is stated at the lower of cost (first in - first out) or market and is primarily comprised of computer hardware and purchased software.

Property and equipment

Depreciation and amortization of property and equipment is calculated using the straight-line method over the estimated useful lives of assets ranging from five to seven years.

Capitalized software costs

Under provisions of the Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are charged to expense when incurred until technological feasibility for the product has been established, at which time the costs are capitalized until the product is available for release. The Company begins amortizing capitalized software costs upon general release of the software products to customers. The Company evaluates the net realizable value for each of its capitalized projects by comparing the estimated future gross revenues from a project less estimated future disposal costs to the amount of the unamortized capitalized cost. The Company recorded a writedown of $4,127,232 in 1994 for projects for which the net book value was in excess of net realizable value. Remaining costs are being amortized using the greater of 1) the ratio that current gross revenues for a capitalized software project bears to the total of current and future gross revenue for that project or, 2) the straight-line method over the remaining economic life of the related projects which is estimated to be a period of five years. Amortization of capitalized software costs amounted to $199,216 and $692,486 in 1995 and 1994, respectively.

Intellectual property rights

Intellectual property rights consist of the rights to computer software used in the Company's products. Expenditures are recorded at cost and are being amortized on a straight-line basis over a projected life of five years. Amortization of intellectual property rights amounted to $130,569 and $130,596 in 1995 and 1994, respectively.

Foreign currency translation

The Company's functional currency is the United States dollar. For operations outside the United States, monetary assets and liabilities denominated in foreign currencies are converted at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rate in effect on the dates of the transactions. Revenues and expenses are converted at rates approximating exchange rates in effect at the time of the transactions. Gains or losses arising on conversion of foreign currency transactions are included in operations in the period they occur, except for gains or losses on fixed term monetary liabilities which are included in shareholders' equity. During 1995, 1994 and 1993, 1%, 1% and 0%, respectively, of the Company's sales resulted from operations in Canada.

Net loss per share

Net loss per common share is based upon the weighted average number of common shares outstanding as adjusted for the one-for-five reverse stock split (see note 11) of 4,706,382, 3,918,889 and 3,683,339 for
1995, 1994 and 1993, respectively. Common equivalent shares consisting of stock options and an option to purchase common stock held by EDS (see note 3) do not enter into the computation because of their anti-dilutive effect.

Income taxes

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Statements of cash flows

For purposes of the statements  of cash flows, the  Company considers
all  cash  and   highly  liquid  short-term   deposits  to   be  cash
equivalents.

Total interest paid during 1995, 1994 and 1993 amounted to $43,733, $52,653 and $5,873, respectively.

Concentration of credit risk and significant customers

The Company derives its sales primarily from customers in the retail petroleum market. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Billed receivables are generally due within 30 days. Credit losses have historically been insignificant. A significant portion of the Company's revenues is from three customers. The Southland Corporation accounted for 61%, 50%, and 43%, NCR (formerly AT&T Global Information Solutions Company) accounted for 12%, 0% and 0% and EDS accounted for 10%, 38% and 0% of the Company's revenues for 1995, 1994 and 1993, respectively. At October 31, 1995 and 1994, accounts receivable from The Southland Corporation accounted for 54% and 40%, respectively, of total accounts receivable. At October 31, 1995 and 1994 receivables from NCR accounted for 28% and 0%, respectively of total accounts receivable. Management feels the allowance for doubtful accounts adequately provides for any losses that may occur.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.EDS Agreements

The Company signed agreements with Electronic Data Systems Corporation ("EDS") in April 1993 which were amended in October 1994.
Under  the  terms  of  the  amended agreements,    EDS  markets  the
Company's software services and hardware technology to the retail petroleum marketplace exclusively, and the Company offers EDS the right to participate with its customers and prospective customers. EDS provided $2,600,000 in cash of which $2,000,000 was used for product development, $500,000 was used to support the Company's marketing efforts, and $100,000 as consideration for a software license granted to EDS. EDS also provided $2,000,000 in services to the Company.

In connection with the above agreements, EDS received an option to purchase up to 25% of the common stock of the Company at an exercise price of not less than 75% of the market value of the common stock at the time of exercise, minus $4,000,000, which will be reduced by royalties or similar payments received by EDS from any licensing of the Company's product other than through EDS. The stock option is exercisable at EDS' option any time between April 22, 1994 and April 22, 1998.

The Company accounted for the transaction as follows:

$4,000,000 as an option to purchase common stock
$  500,000 as a deferred  marketing credit  with respect  to the  cash intended for marketing support and
$  100,000 as revenue with respect to the software license.

The financial statements include the following non-cash transactions related to the services provided by EDS to the Company pursuant to the EDS agreements:
  - services received from EDS and included in expenses - $1,188,168 and $663,210 in 1995 and 1994, respectively, and

  - programming services received from EDS and capitalized as software costs - $0 and $389,489 in 1995 and 1994, respectively.

During 1994, the Company purchased services from EDS valued at $1,972,329. By agreement $861,659 of this amount was not paid by the Company and has been added to the original $4,000,000 option amount. The balance, $1,110,670, was offset against EDS' liability to the Company for site licenses sold to EDS.

In connection with prospective business opportunities with major oil companies, the Company and EDS jointly incurred $2,130,130 in product development costs. EDS funded that total cost, which included reimbursing the Company for $1,679,977 in expenses paid by the Company. By agreement, the Company owed EDS for one-half of the total cost. That development obligation for $1,065,065 and other amounts due to EDS of $34,935 were converted into 229,167 common shares of the Company on November 15, 1994. The price per share of $4.80 was determined pursuant to agreement with EDS and represents 75% of market value. In fiscal 1995, EDS and the Company jointly incurred $346,190 in product development costs. By agreement the Company owed EDS for one half of the total cost. On April 20, 1995, the $173,095 development obligation due to EDS was converted into 36,061 common shares of the Company at a conversion rate of $4.80 per share.

During 1994 the Company sold EDS 788 site licenses for $1,810,670. Pursuant to the contract, the amount receivable for this transaction was used to offset amounts payable to EDS of $1,110,670 and to settle a disputed $400,000 liability with respect of deferred marketing funding that arose from an amendment to the original agreements with EDS. The balance of $300,000 was received in cash after October 31, 1994.

In addition to the site license revenues described in the preceding paragraph, the Company recognized additional revenue from EDS of approximately $0.9 million and $1.9 million for fiscal 1995 and 1994 respectively, for services and development work in conjunction with prospective business opportunities with major oil companies.

A summary of transactions with EDS for each of the last three fiscal years is set forth below:

                                                  Recorded As

                                     Option to
Year/                  Total         Purchase                               Deferred
Transaction            Amount of     Common       Common      Capitalized   Marketing    Revenue
Description            Transaction   Stock        Stock       Software      Credit       (Expense)
1993

Cash received from
  EDS for option to
  purchase Company's
  common stock         $2,000,000   $2,000,000    $       -   $        -    $        -   $        -
Cash for marketing
  from EDS                500,000            -            -            -       500,000            -
Licenses sold to
  EDS                     100,000            -            -            -             -      100,000
Development services
  provided by EDS         947,301      947,301            -      537,112             -     (410,189)

1994

Development and
  programming services
  purchased from EDS    1,052,699    1,052,699            -      389,489             -     (663,210)
Other services
  purchased from EDS    1,972,329      861,659            -            -             -   (1,972,329)
Sale of 788 site
  licenses to EDS       1,810,670(1)         -            -            -             -    1,810,670
Development revenue       614,912            -            -            -             -      614,912
Product & services
  revenue               1,250,764            -            -            -             -    1,250,764

1995

Other development
  services purchased
  from EDS              1,188,168            -            -            -             -   (1,188,168)
Conversion of
  development
  obligations due to
  EDS into shares of
  the Company's
  common stock          1,273,095(2)         -    1,273,095            -             -            -
Development revenue       175,513            -            -            -             -      175,513
Product & services
  revenue                 751,440            -            -            -             -      751,440


(1) $1,110,670 of the sales amount was used to offset existing EDS obligations, $400,000 was used to settle a disputed obligation with EDS and $300,000 was paid in cash to the Company

(2) EDS obligations were converted into 265,228 shares of the Company's Common Stock

4. Property and equipment

Property and equipment consist of the following at October 31:

                                      1995                  1994
At cost:

Furniture and Fixtures         $     915,161           $      888,735
Computer equipment                 1,371,273                1,243,865
Computer software                    322,372                  312,631
Leasehold improvements               593,843                  593,843

                                   3,202,649                3,039,074
Less accumulated depreciation
and amortization                  (1,568,324)              (1,048,469)

                               $   1,634,325            $   1,990,605


Depreciation and amortization expense amounted to $519,439, $444,511 and $172,855 in 1995, 1994 and 1993, respectively.


5.  Advances from shareholders

During 1993, three shareholders advanced the company $340,000. The advance was unsecured, had an interest rate of 10% and was convertible to common shares. In March 1994, the Company issued 55,128 common shares at $6.85 to the three shareholders to satisfy the advances and accrued interest of $36,631.

During 1994, Dwight Romanica advanced the Company $300,000. The advance was unsecured and the Company paid interest of $24,000. Half of the advance ($150,000) was repaid by February 28, 1995 and $150,000 was exchanged for 30,000 common shares.

During 1995, a director, W. Thomas Rinehart advanced the company $250,000. The advance was unsecured and had a interest rate of 1% above the current prime rate. The company repaid principal of $30,000 and paid interest of $13,456 in fiscal 1995. The remaining principal balance of $220,000 is due on demand.

6.  Leasehold obligations

In each of 1995, 1994 and 1993, leasehold obligations of $0, $300,000 and $133,476, respectively, were incurred on behalf of the Company. These costs have been capitalized as leasehold improvements and are to be repaid, with interest calculated at 8% to 11% per annum, in monthly installments of $11,104 including interest, over the remaining term of the lease, to terminate on August 31, 1998.

Future principal payments on the leasehold obligation for the next five fiscal years ending October 31 are as follows:

  1996                                    $ 109,475
  1997                                      105,414
  1998                                       94,601
                                          $ 309,490

7.  Stock Options

In 1990, the Company adopted a stock option plan (the Plan). The Plan authorizes the Board of Directors to grant options to directors, employees and persons providing services to the Company to purchase common stock of the Company provided that, when exercised, such options will not exceed 10% of the issued and outstanding stock of the Company and no options granted to an individual will, when exercised, exceed 5% of the issued and outstanding stock of the Company. The term of any options granted under the Plan is fixed by the Board of Directors at the time the options are granted, provided that the exercise period may not be greater than 10 years from the date of granting. The exercise price of any options granted under the Plan represents the fair market value of the stock on the day of the date of grant. The Company has reserved 493,527 shares for issuance under the Plan. All options outstanding at October 31, 1995 are exercisable.

                                Number of shares    Option price per share

Options outstanding at
October 31, 1992                     327,900            $2.15 - $13.90
       Options granted               307,900             5.75 -  15.00
       Options exercised             260,890             8.45 -  15.00
       Options canceled              116,200             2.15 -  15.00

Options outstanding at
October 31, 1993                     258,710             2.15 -  15.00
       Options granted               272,300             5.00 -   7.85
       Options exercised             102,000             1.95 -  12.10
       Options canceled               17,100             6.75 -  15.00

Options outstanding at
October 31, 1994                     411,910             1.95 -   6.25
       Options granted               418,200             2.50 -   5.00
       Options exercised             294,200             3.75 -   5.00
       Options canceled               45,360             5.00 -   6.75

Options outstanding at
October 31, 1995                     490,550            $2.50 - $ 5.00

8.  Income taxes

As a result of adopting FAS No. 109 in fiscal 1994, the Company recorded no deferred income tax asset, after a valuation allowance of $3,860,000, which resulted in no cumulative effect of the accounting change. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of October 31 are as follows:

                                          1995                1994

Deferred tax assets:
  Current
     Allowance for doubtful accounts   $   24,200        $    29,066

     Less: valuation allowance            (24,000)           (29,066)

  Total current                                 -                  -

  Noncurrent:
     Capitalized software and
     intellectual property                896,104          1,354,374

     Fixed assets                          20,741             24,640

     Net operating losses               6,101,502          4,343,333

     Other                                 40,717                  -

     Less: valuation allowance         (7,059,064)        (5,722,347)

  Total noncurrent                              -                  -

  Total deferred tax assets            $        -        $         -

The  valuation  allowance  for  deferred  tax   assets  increased  by
$1,336,717 during the year ended October 31, 1995.

The reconciliation of income tax provision at the statutory United States federal income tax rates to income tax provision is:

                                       Year Ended October 31, 1995

                                        1995          1994            1993

Income tax benefit at
statutory rate                   $(1,269,713)   $(2,039,918)    $  (388,379)

Benefit of net operating
loss not recognized                1,331,851      2,039,918         388,379

Other                                (62,138)             -               -

                                 $         -    $         -     $         -

At October 31, 1995 and 1994, the Company has net operating loss carry forwards for federal income tax purposes of approximately $17.9 million and $ 12.8 million, respectively, that begin to expire in 2006.

9.  Commitments

The Company leases office space, office equipment and one automobile under noncancelable operating leases. Future minimum lease payments for the fiscal years ending October 31 are as follows:


       1996                                    $   528,208
       1997                                        607,956
       1998                                        511,351
       1999                                         27,016
                                               $ 1,674,531


Total rent expense amounted to $633,060, $528,940 and $156,920 for 1995, 1994 and 1993, respectively.

10. Benefit Plan

Effective January 1, 1994, the Company implemented an Internal Revenue Code Section 401(k) Profit Sharing Plan. The Plan provides for voluntary contributions by employees into the Plan subject to the limitations imposed by the Internal Revenue Code Section 401(k). The company will match employee contributions to a discretionary percentage of the employees contribution . The Company's matching funds are determined at the discretion of the board of directors and are subject to a seven year vesting schedule from the date of original employment. The Company made no matching contributions during the years ended October 31, 1995 and 1994.

11.  Subsequent event

In December, 1995, the Company's Board of Directors authorized a one-for-five reverse stock split of the Company's Common Stock, effective December 21, 1995. All applicable share and per share data have been retroactively restated to give effect to the reverse stock split.

                                CANMAX INC.
                             AND SUBSIDIARIES

                  Condensed Consolidated Balance Sheets
                               (Unaudited)


                                    April 30         October 31
                                        1996               1995
  ASSETS
Current Assets:

     Cash                         $    207,142    $     477,364
     Accounts receivable, net        1,356,094        1,221,458
     Inventory (Note B)                331,606          474,481
     Prepaid expenses and other        186,614           76,259

Total current assets                 2,081,456        2,249,562

Property and equipment at cost
less accumulated depreciation
and amortization of $1,844,702
in 1996 and $1,568,324 in 1995       1,463,459        1,634,325

Capitalized software costs, net
of accumulated amortization of
$481,410 in 1996 and $381,811
in 1995                                643,446          614,171

Intellectual property rights, net
of accumulated amortization of
$580,978 in 1996 and $497,005
in 1995                                 89,195          173,168

Other assets                            10,859           30,676

                                  $  4,288,415    $   4,701,902

See accompanying notes.


                                CANMAX INC.
                             AND SUBSIDIARIES

             Condensed Consolidated Balance Sheets, continued
                               (Unaudited)


                                    April 30        October 31
                                      1996            1995
LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:

  Accounts payable                $  1,028,374     $   1,290,263
  Accrued liabilities                  551,414           511,641
  Deferred revenue                     806,151           586,836
  Current portion of
    leasehold obligation               119,602           109,475
  Advance from shareholder
    (Note D)                           203,846           220,000

       Total current liabilities     2,709,387         2,718,215

Leasehold obligation                   208,013           200,015
Development obligation (Note C)              -            65,000

Shareholders' equity;

  Common stock, no par value,
  44,169,100 shares authorized;
  5,012,869 and 4,935,269 shares
  issued and outstanding in 1996
  and 1995, respectively.           18,372,574        18,163,634

  Option to purchase common stock
  (Note C)                           4,861,659         4,861,659

  Deficit                          (21,863,218)      (21,306,621)

       Total shareholders' equity    1,371,015         1,718,672

                                  $  4,288,415     $   4,701,902

See accompanying notes.

                                CANMAX INC.
                             AND SUBSIDIARIES

             Condensed Consolidated Statements of Operations
                               (Unaudited)


                            For the three months    For the six months
                            ended April 30          ended April 30

                           1996        1995         1996          1995
Revenues:

Software, hardware and
  product licenses       $  283,363   $  313,952    $ 1,415,598   $  674,877
Development               1,036,611      630,228      2,305,422    1,551,906
Service agreements          770,912      692,494      1,437,868    1,036,022

                          2,090,886    1,636,674      5,158,888    3,262,805

Costs and expenses:

Cost of software,
  hardware & product
  license revenues          378,929      151,113      1,106,411      369,300
Cost of development
  revenues                  508,515      462,996        933,064      982,312
Customer service            558,280      631,953      1,029,740    1,137,153
Product development         356,106      785,029        672,781    1,600,886
Selling and
  administration          1,010,895    1,316,270      1,971,040    2,268,412

                          2,812,725    3,347,361      5,713,036    6,358,063

Net loss                 $ (721,839) $(1,710,687)    $ (554,148) $(3,095,258)

Net loss per
  common share           $    (0.15)       (0.37)         (0.11)       (0.69)

Weighted average
  common shares
  outstanding             4,970,674    4,615,177      4,952,824    4,476,619

See accompanying notes.

                               CANMAX INC.
                             AND SUBSIDIARIES

                  Consolidated Statements of Cash Flows
                               (Unaudited)

                                         For the six months
                                           ended April 30

                                       1996             1995
Net loss                               $    (554,148)   $ (3,095,258)

Adjustments to reconcile
net income to net cash
used in operating activities:
  Depreciation and amortization              441,077         443,652
  Writedown of inventory                     217,623               -
  Writedown of investment                     18,675               -
Changes in assets and liabilities:
  Accounts receivable                       (134,636)      1,200,221
  Inventory                                  (74,748)       (121,542)
  Prepaid expenses and other                (110,355)        (78,633)
  Accounts payable                          (261,889)       (209,871)
  Accrued liabilities                         39,733        (220,600)
  Deferred revenue                           219,315         168,404

Net cash used in operations                 (199,353)     (1,913,627)

Investing activities:
  Purchase of property and equipment         (31,226)       (230,300)
  Capitalized software costs                (128,874)              -
  Decrease in other assets                    19,817               -

  Net cash used in investing activities     (140,283)       (230,300)

Financing activities:
  Net proceeds from issuance of
    common stock                             208,940       3,039,095
  Payments on leasehold obligation           (55,963)        (50,397)
  Decrease in development obligation         (65,000)       (815,065)
  Repayment of shareholder advance           (16,154)         (7,200)

  Net cash provided by financing
    activities                                71,823       2,166,433

Effect of exchange rate changes on cash       (2,409)         (5,103)

Net increase (decrease) in cash             (270,222)         17,403

Cash at beginning of period                  477,364          10,581

Cash at end of period                  $     207,142    $     27,984

See accompanying notes.

                               CANMAX INC.
                             AND SUBSIDIARIES

            Notes to Condensed Consolidated Financial Statements
                               (Unaudited)

April 30, 1996


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month period and six month period ended April 30, 1996 are not necessarily indicative of the results that may be expected for the year ended October 31, 1996. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10K for the year ended October 31, 1995. Certain amounts in the 1995 consolidated statement of operations and consolidated statement of cash flows have been reclassified to conform with the 1996 presentation.

NOTE B - INVENTORY

Inventory consists of raw materials and finished products, primarily computer hardware, software, and components for sale to software licensees.

                           April 30, 1996          October 31, 1995

Raw Materials              $           -           $       75,040
Finished Products                331,606                  399,441
                           $     331,606           $      474,481


NOTE C - EDS AGREEMENT

The company signed agreements with Electronic Data Systems Corporation ("EDS") in April 1993 which were amended in October 1994. Under the terms of the amended agreements, EDS markets the Company's software services and hardware technology to the retail petroleum marketplace exclusively, and the Company offers EDS the right to participate with its customers and prospective customers. EDS provided $2,600,000 in cash of which $2,000,000 was used for product development, $500,000 was used to support the Company's marketing efforts, and $100,000 as consideration for a software license to EDS. EDS also provided $2,000,000 in services to the Company.

In connection with the above agreements, EDS received an option to purchase up to 25% of the common stock of the Company at an exercise price of not less than 75% of the market value of the common stock at the time of exercise, minus $4,000,000, which will be reduced by royalties or similar payments received by EDS from any licensing of the Company's product other than through EDS. The stock option is exercisable at EDS' option any time between April 22, 1994 and April 22, 1998.

The Company accounted for the transaction as follows:

$4,000,000  as an option to purchase common stock
$  500,000  as a  deferred marketing credit  with respect  to  the cash intended for marketing support and
$  100,000  as revenue with respect to the software license.

During 1994, the Company purchased services from EDS valued at $1,972,329. By agreement, $861,659 of this amount was not paid by the Company and has been added to the original $4,000,000 option amount. The balance, $1,110,670, was offset against EDS' liability to the Company for site licenses sold to EDS.

In connection with prospective business opportunities with major oil companies, the Company and EDS jointly incurred $2,130,130 in product development costs. EDS funded that total cost, which included reimbursing the Company for $1,679,977 in expenses paid by the Company. By agreement, the Company owed EDS for one-half of the total cost. That development obligation for $1,065,065, and other amounts due to EDS of $34,935 were converted into 229,167 common shares of the Company on November 15, 1994. The price per share of $4.80 was determined pursuant to agreement with EDS and represents 75% of market value. In fiscal 1995, EDS and the Company jointly incurred $346,190 in product development costs. By agreement the Company owed EDS for one half of the total cost. On April 20, 1995, the $173,095 development obligation due to EDS was converted into 36,061 common shares of the Company at a conversion rate of $4.80 per share. The balance of the outstanding amounts owed to EDS at October 31, 1995 have been repaid in full.

During 1994, the Company sold EDS 788 site licenses for $1,810,670. Pursuant to the contract, the amount receivable for this transaction was used to offset amounts payable to EDS of $1,110,670 and to settle a disputed $400,000 liability with respect of deferred marketing funding that arose from an amendment to the original agreements with EDS. The balance of $300,000 was received in cash after October 31, 1994.

NOTE D - ADVANCES FROM SHAREHOLDERS

During the first quarter of 1995, a director, W. Thomas Rinehart, advanced the company $250,000. The advance was unsecured and had an interest rate of 1% above the current prime rate. The company repaid principal of $30,000 during the first quarter of 1995. The remaining principal balance of $203,846 is being repaid in weekly installments. Principal payments totaling $16,154 were repaid during the quarter ended April 30, 1996.

                               PART II
                  Information Not Required in Prospectus

Item 13.  Other Expenses of Issuance and Distribution


    SEC registration fee                   $     591
    Legal Fees and expenses                   20,000
    Accounting fees and expenses              20,000
    State registration fees                    9,000
    Total Estimated Expense                  $49,591

Item 14.  Indemnification of Directors and Officers

Pursuant to the Company's Bylaws, subject to the provisions of the laws of the State of Wyoming, the Company shall indemnify an individual made a party to any proceeding because he or she is a director, officer, employee or agent of the Company provided the individual acted in good faith, believed his or her conduct was not opposed to the best interest of the Company, and had no reasonable cause to believe his or her conduct was unlawful.

The Board of Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent. Such insurance has been purchased by the Company.

Item 15.  Recent Sales of Unregistered Securities

The table below lists sales of all securities of the Registrant from July 1, 1992 to March 1, 1996 which were not registered under the Securities Act of 1933, as amended. Transactions in Canadian currency have been translated to U.S. currency at rates published by the Bank of Canada (the central bank of Canada).

Date     Nature                    Number      Principal               Aggregate      Aggregate
of       of                        of          Underwriters            Offering       Underwriting
Sale     Transaction               Shares(1)   or Purchaser            Price          Commissions
07/92    Options Exercised           6,100     Employees               $  35,805      $     -
09/92    Options Exercised           2,950     Employees                  12,853            -
10/92    Options Exercised           5,050     Employees                  10,226            -
11/92    Options Exercised           1,350     Employees                   2,734            -
01/93    Options Exercised          86,800     Employees                 519,115            -
02/93    Options Exercised             350     Employees                     700            -
03/93    Options Exercised          23,200     Employees                 106,580            -
04/93    Options Exercised          22,600     Employees                 120,800            -
05/93    Options Exercised           9,710     Employees                  92,863            -
06/93    Options Exercised          37,180     Employees                 386,265            -
07/93    Options Exercised          19,990     Employees                 172,242            -
08/93    Options Exercised           7,640     Employees                  45,990            -
09/93    Options Exercised           4,500     Employees                  16,375            -
10/93    Options Exercised          45,570     Employees                 246,200            -
11/93    Warrants Granted           80,000     First Southwest Company      None            -
11/93    Options Exercised           3,400     Employees                  21,950            -
09/94    Shares Issued for Service  40,000     DJ & NL Romanica          200,000            -
10/94    Warrants Exercised         80,000     First Southwest Company   400,000            -
11/94    Conversion of Debt        229,167     Electronic Data Systems
                                               Corporation             1,100,000            -
01/95    Conversion of Debt         30,000     DJ & NL Romanica          150,000            -
02/95    Private Placement          40,000     Phil A. Labarbera         150,000        7,500
02/95    Private Placement         100,000     Robert F. Smith           375,000       18,750
02/95    Private Placement           8,000     Norman J. Stricof          30,000        1,500
02/95    Private Placement          13,334     William J. Mosey           50,000        2,500
02/95    Private Placement          13,334     Nat Mosley                 50,000        2,500
02/95    Private Placement          13,334     Louis D. Paolino           50,000        2,500
02/95    Private Placement          13,334     D & E Unitrust Partners    50,000        2,500
02/95    Private Placement          13,334     Robyn E. Miller            50,000            -
04/95    Conversion of Debt         36,061     Electronic Data Systems
                                               Corporation               173,095            -

(1) All per share amounts have been retroactively adjusted to reflect a one-for-five reverse stock split of the Company's Common Stock, effective December 21, 1995.

Securities sold by the Company prior to August 8, 1992 were not registered under the Securities Act of 1933 as amended since such securities were issued by the Company when it was not a United States corporation to persons who were not U.S. citizens or residents.

All sales of securities issued by the Company after August 7, 1992 were deemed to be exempt from registration under the Securities Act of 1933 as amended by virtue of Section 4(2) thereof. All the offers and sales were made without public solicitation or advertising to individuals with whom the Company had a previously existing relationship. Options exercised after August 7, 1992 were exercised by a total of 27 employees of the Company who had specific and detailed knowledge of the Company. Employees were informed that the securities acquired were not registered and instructed that the securities could not be sold in the U.S. or to U.S. residents or citizens.

Item 16.  Exhibits and Financial Statement Schedules

Exhibit Number and Description

  3.01 Articles of Incorporation and Bylaws of International Retail Systems Inc. (1)
  5.01    Opinion re Legality
 10.01    Escrow Agreement (1)
 10.02    Stock Option Plan (1)
 10.03    Joint Marketing Agreement with EDS (1)
 10.04    Stock Option Agreement (1)
 10.05    Contract with The Southland Corporation (2)
 10.06    Contract  with  NCR  (formerly  AT&T)  -  Business  Requirements
          Definition (3)
 23.01    Consent of Ernst & Young LLP

(1)  Incorporated  by   reference  to   the  Exhibit   identified  in
     parentheses,  filed  as  an  exhibit  to  the  Registrant's
     Registration Statement on Form 10, Filed October 15, 1993.

(2) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended October 31, 1994, and incorporated herein by reference.

(3)  Previously filed as an exhibit to the Company's Annual Report on
     Form  10-K  for  the  year  ended   October  31,  1995  and
     incorporated herein by reference.

Item 17.  Undertakings

The undersigned registrant hereby undertakes:

(1) To file, dating any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or event arising after the effective date of the registration statement ( or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental
            change  in   the  information   set  forth   in  the
            registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To  remove  from  registration  by  means   of  a  post-effective
     amendment any of the securities being registered which remain unsold at the termination of the offering.


Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any actions, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                              *****

                                SIGNATURES

Pursuant to  the  requirements  of  the Securities  Act  of  1933,  the
Registrant has duly caused this report  to be signed on its behalf   by
the undersigned, thereunto duly authorized.

                                CANMAX INC.
                               (Registrant)

  Date:  September 11, 1996         By:      /s/     ROGER D. BRYANT
                                            (Roger D. Bryant, President and
                                            Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name                         Title                        Date


/s/ Roger D. Bryant       President, Chief
                          Executive Officer and       September 11, 1996
  (Roger D. Bryant)       Director (Principal
                          Executive Officer)

/s/ Philip M. Parsons     Executive Vice
                          President,                  September 11, 1996
  (Philip M. Parsons)     Chief Financial Officer
                          and Director
                          (Principal Financial
                          Officer and Chief
                          Accounting Officer)

/s/ Debra L. Burgess      Executive   Vice
                          President                   September 11, 1996
  (Debra L. Burgess)      Director



/s/ Robert M. Fidler      Director                    September 11, 1996

  (Robert M. Fidler)